Exhibit 99.1

Intercorp Financial Services Inc.

Fourth Quarter 2021 Earnings

Lima, Peru, February 10, 2022. Intercorp Financial Services Inc. (Lima Stock Exchange/NYSE: IFS) announced today its unaudited results for the fourth quarter 2021. These results are reported on a consolidated basis under IFRS in nominal Peruvian soles.

Intercorp Financial Services: Record earnings of S/ 1,800 million in 2021, IFS’ ROAE at 19.3%

•	Strong recovery in core indicators driving top line growth
•	4Q21 results impacted by negative mark-to-market on investments
•	Recovery in operating activity resulted in 8% YoY growth in revenues, efficiency at 35%
•	Strong progress in digital indicators thanks to our “two-tier” digital strategy to foster growth
•	Solid capital ratios at all IFS’ segments
•	Sustainability as a future competitive advantage

Interbank: Profitability recovers on higher revenues and lower provisions, FY21 ROAE at 21.0% and 4Q21 at 27.8%

•	Consumer loans grew 15% YoY, gaining 60 bps in market share
•	10% growth in retail deposits, market share at 15%
•	Risk-adjusted NIM recovering, contribution of consumer loans still below pre COVID-19 levels
•	Healthy asset quality, 0.9% CoR (1.6% excluding reversal of COVID-19 provisions)
•	Expense growth driven by recovery of activity and digital investments
•	Our “two-tier” digital strategy allowed us to grow our customer base ~20%

Interseguro: Strong full-year results, FY21 ROAE at 28.2%

•	Premiums grew more than 70% YoY, strong performance across all business lines
•	Investment portfolio increased 2.4% QoQ, ROIP at 4.7%
•	Net insurance underwriting loss decreased 76.7% QoQ and 77.2% YoY
•	Market leader in annuities with a 31% share in 2021

Inteligo: FY21 profits grew 16.6% with FY21 ROAE at 23.0%

•	Strong revenues in 2021 driven by fee income and positive mark-to-market during the year
•	Fee income from financial services increased 20% in the year
•	Continued growth in AUM & deposits: 14% YoY
•	4Q21 results affected by negative mark-to-market on investment portfolio

Intercorp Financial Services

SUMMARY

2021 Performance

Intercorp Financial Services’ profits were S/ 1,800.2 million in 2021, an increase of more than four-fold compared to 2020. The recovery in net profit was mainly driven by a significant decrease of 84.1% in impairment loss on loans and growth of 16.6% in other income, 13.9% in net fee income from financial services, and 2.2% in net interest and similar income. These factors were partially offset by 18.4% higher other expenses, weakened translation result and resumed income tax payment.

It is worth mentioning that IFS’ results in 2021 were favored by (i) the reversion of loan loss provisions due to refined calculations of the expert criteria in our banking segment for S/ 297.2 million, or S/ 209.5 million after taxes in 4Q21, and (ii) extraordinary investment income for S/ 87.1 million in our insurance segment in 1Q21.

IFS’s ROAE was 19.3% in 2021, well above the 4.5% registered in 2020. Excluding the previously mentioned one-off impacts of the reversion of loan loss provisions due to refined calculations of the expert criteria in our banking segment in 4Q21 and the extraordinary investment income in our insurance segment in 1Q21, ROAE would have resulted in 16.3% in 2021.

Intercorp Financial Services’ P&L statement

S/ million	2019	2020	2021	%chg 21/20	%chg 20/19
Interest and similar income	4,847.2	4,665.0	4,605.6	(1.3)%	(3.8)%
Interest and similar expenses	(1,424.0)	(1,192.3)	(1,057.9)	(11.3)%	(16.3)%
Net interest and similar income	3,423.3	3,472.7	3,547.7	2.2%	1.4%
Impairment loss on loans, net of recoveries	(750.8)	(2,393.9)	(381.6)	(84.1)%	n.m.
Recovery (loss) due to impairment of financial investments	(6.8)	(32.9)	30.9	n.m.	n.m.
Net interest and similar income after impairment loss	2,665.7	1,045.8	3,197.0	n.m.	(60.8)%
Fee income from financial services, net	925.9	723.5	823.8	13.9%	(21.9)%
Other income	592.1	776.7	905.6	16.6%	31.2%
Total premiums earned minus claims and benefits	(279.6)	(279.1)	(272.1)	(2.5)%	(0.2)%
Net Premiums	689.3	615.8	1,040.5	69.0%	(10.7)%
Adjustment of technical reserves	(268.7)	(100.8)	(395.3)	n.m.	(62.5)%
Net claims and benefits incurred	(700.3)	(794.1)	(917.3)	15.5%	13.4%
Other expenses	(1,978.3)	(1,910.7)	(2,262.8)	18.4%	(3.4)%
Income before translation result and income tax	1,925.7	356.3	2,391.6	n.m.	(81.5)%
Translation result	17.8	(45.7)	(89.3)	95.3%	n.m.
Income tax	(493.3)	72.9	(502.1)	n.m.	n.m.
Profit for the period	1,450.1	383.5	1,800.2	n.m.	(73.6)%
Attributable to IFS' shareholders	1,441.3	383.3	1,790.2	n.m.	(73.4)%
EPS	12.80	3.32	15.51
ROAE	18.3%	4.5%	19.3%
ROAA	2.1%	0.5%	2.0%
Efficiency ratio	34.4%	32.2%	34.7%

Net interest and similar income grew due to a higher return of the fixed income portfolio at Interseguro and lower interest and similar expenses at Inteligo. These effects were partially offset by a slight reduction in net interest and similar income at Interbank.

Impairment loss on loans, net of recoveries decreased 84.1% in 2021 compared to the previous year. The reduction in provision expenses was mainly explained by (i) the reversion of loan loss provisions due to refined calculations of the expert criteria in our banking segment for S/ 297.2 million in the last quarter of 2021, and (ii) a base effect when comparing to the situation in 2020, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic. These factors were partially offset by higher provision requirements in the commercial portfolio, mainly referred to loan exposures to small-sized and medium-sized companies at Interbank.

Growth in net fee income from financial services was mainly due to higher commissions across most products and services at Interbank and higher fees at Inteligo. It is worth to mention that to the fee income line favored from a base effect when compared to the level of fees in 2020, when most of the business activities in Peru were affected by mobility restrictions.

Other income grew as a result of positive performances across all three subsidiaries, mainly supported by net gain of foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank. In addition, higher net gain on sale of securities, rental income and net gain on valuation of real estate investments at Interseguro, and positive mark-to-market valuation on investments in the full year at Inteligo also contributed to the positive result in other income.

Total premiums earned less claims and benefits were S/ -272.0 million in 2021, compared to S/ -279.1 million reported in 2020. The annual performance was due to S/ 424.8 million growth in net premiums, partially offset by increases of S/ 294.5 million in adjustment of technical reserves and S/ 123.2 million in net claims and benefits incurred.

The increase in other expenses was mostly attributed to higher administrative expenses, as well as higher salaries and employee benefits across all three subsidiaries. On one hand, growth in administrative expenses was mainly related to marketing and credit card expenses, and IT services at Interbank. On the other hand, growth in salaries and employee benefits was associated to higher employee profit sharing at Interbank, in addition to promotions and recruitment of new employees, together with the effect of a higher foreign exchange rate in the cost base at Inteligo. It is worth mentioning that investments in digital ventures at IFS’ platform have also had a significant weight in the increase of total other expenses in 2021.

The efficiency ratio was 34.7% in 2021, compared to the 32.2% registered in 2020.

Intercorp Financial Services’ Statement of financial position

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
Assets
Cash and due from banks and inter-bank funds	18,783.6	20,330.7	17,134.5	(15.7)%	(8.8)%
Financial investments	24,277.1	24,154.7	24,547.3	1.6%	1.1%
Loans, net of unearned interest	43,504.3	44,037.3	45,070.5	2.3%	3.6%
Impairment allowance for loans	(2,984.9)	(2,298.7)	(2,064.9)	(10.2)%	(30.8)%
Property, furniture and equipment, net	844.4	795.0	815.1	2.5%	(3.5)%
Other assets	3,811.5	5,367.6	4,451.4	(17.1)%	16.8%
Total assets	88,236.0	92,386.6	89,953.9	(2.6)%	1.9%
Liabilities and equity
Deposits and obligations	47,149.3	50,904.7	48,897.9	(3.9)%	3.7%
Due to banks and correspondents and inter-bank funds	9,689.9	8,473.8	8,522.8	0.6%	(12.0)%
Bonds, notes and other obligations	7,778.8	8,640.3	8,389.7	(2.9)%	7.9%
Insurance contract liabilities	12,501.7	11,412.0	11,958.1	4.8%	(4.3)%
Other liabilities	2,162.5	3,158.0	2,630.0	(16.7)%	21.6%
Total liabilities	79,282.1	82,588.7	80,398.5	(2.7)%	1.4%
Equity, net
Equity attributable to IFS' shareholders	8,908.1	9,750.0	9,504.0	(2.5)%	6.7%
Non-controlling interest	45.8	47.9	51.3	7.2%	12.0%
Total equity, net	8,953.9	9,797.9	9,555.4	(2.5)%	6.7%
Total liabilities and equity net	88,236.0	92,386.6	89,953.9	(2.6)%	1.9%

4Q21 Performance

Intercorp Financial Services’ net profit was S/ 264.4 million in 4Q21, a reduction of S/ 287.1 million QoQ, or 52.1%, and S/ 113.0 million YoY, or 30.0%.

IFS’s annualized ROAE was 10.9% in 4Q21, below the 23.1% and 17.5% registered in 3Q21 and 4Q20, respectively.

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As mentioned before, IFS’ results in 4Q21 were favored by (i) the reversion of loan loss provisions due to refined calculations of the expert criteria in our banking segment for S/ 297.2 million, or S/ 209.5 million after taxes.

Intercorp Financial Services’ P&L statement

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income	1,187.2	1,170.5	1,237.1	5.7%	4.2%
Interest and similar expenses	(266.5)	(270.5)	(290.7)	7.5%	9.1%
Net interest and similar income	920.7	900.0	946.3	5.2%	2.8%
Impairment loss on loans, net of recoveries	(327.5)	(112.1)	97.4	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	22.3	(8.5)	(0.0)	(99.4)%	n.m.
Net interest and similar income after impairment loss	615.5	779.4	1,043.7	33.9%	69.6%
Fee income from financial services, net	185.9	199.1	222.9	12.0%	19.9%
Other income	282.3	377.1	(127.2)	n.m.	n.m.
Total premiums earned minus claims and benefits	(89.7)	(87.7)	(20.5)	(76.6)%	(77.1)%
Net Premiums	178.4	254.9	348.6	36.8%	95.5%
Adjustment of technical reserves	(53.5)	(108.8)	(151.5)	39.3%	n.m.
Net claims and benefits incurred	(214.5)	(233.9)	(217.6)	(7.0)%	1.4%
Other expenses	(536.8)	(585.6)	(639.4)	9.2%	19.1%
Income before translation result and income tax	457.2	682.3	479.4	(29.7)%	4.9%
Translation result	(3.7)	(16.6)	(21.6)	30.3%	n.m.
Income tax	(76.1)	(114.2)	(193.4)	69.4%	n.m.
Profit for the period	377.4	551.5	264.4	(52.1)%	(30.0)%
Attributable to IFS' shareholders	376.0	549.4	261.1	(52.5)%	(30.6)%
EPS	3.26	4.76	2.26
ROAE	17.5%	23.1%	10.9%
ROAA	1.7%	2.4%	1.2%
Efficiency ratio	31.8%	33.6%	44.6%

Quarter-on-quarter performance

Profits decreased 52.1% QoQ mainly due to lower other income at Inteligo, Interseguro and at the holding company level, in addition to an increase in other expenses across all three subsidiaries. Moreover, a higher effective tax rate at Interbank also weighed down on earnings. These factors were partially compensated by a reversion of impairment loss on loans at Interbank and higher net interest and similar income at Interbank and Inteligo. Additionally, growth in net fee income at Interbank and an improvement in total premiums earned minus claims and benefits at Interseguro also contributed to offset the reduction in earnings.

Net interest and similar income increased S/ 46.3 million QoQ, or 5.2%, mainly explained by higher yields on all interest-earnings assets at Interbank and incremental dividends received from investments during the quarter and interest income from regular loans at Inteligo. These effects were partially offset by lower interest and similar income at Interseguro, mostly attributed to a lower inflation rate that had a negative impact on returns of the fixed income portfolio.

Impairment loss on loans, net of recoveries reversed in 4Q21 due to (i) refined calculations of the expert criteria worth S/ 297.2 million at Interbank, and (ii) improved payment behavior among Interbank’s retail clients. Furthermore, Interseguro reported a positive performance in results due to impairment of financial investments, mostly related to an additional provision for impairment on a fixed income investment in 3Q21, which was not repeated in 4Q21.

Net fee income from financial services increased S/ 23.8 million QoQ, or 12.0%, mainly explained by higher commissions across most products and services at Interbank. These factors were partially offset by lower fees from indirect loans at Interbank and the effect of a sequentially lower foreign exchange rate on Inteligo’s dollar-denominated fee base.

Other income decreased S/ 504.3 million QoQ, mainly attributable to negative mark-to-market valuations and unrealized losses on Inteligo’s proprietary portfolio, in addition to a lower valuation gain from investment property at Interseguro. These effects were partially compensated by growth in net gain on sale of financial investments at Interseguro and a small increase in other income at Interbank.

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Total premiums earned minus claims and benefits at Interseguro were S/ -20.5 million in the quarter. This resulted from a S/ 93.8 million increase in net premiums, in addition to a S/ 16.3 million reduction in net claims and benefits incurred, partially offset by an increase of S/ 42.7 million in adjustment of technical reserves.

Other expenses increased S/ 53.8 million QoQ, or 9.2%, mainly attributed to higher depreciation and amortization charges at Interbank, and administrative expenses at Interseguro and Inteligo as a result of increased operational activity.

IFS’ effective tax rate increased, from 17.2% in 3Q21 to 42.3% in 4Q21, as a result of a higher effective tax rate at Interbank and a lower contribution to profits from Inteligo.

Year-on-year performance

Profits decreased 30.0% YoY mainly due to lower other income at Inteligo and Interseguro, and higher other expenses across all three subsidiaries. These factors were partially compensated by a reversion of impairment loss on loans at Interbank as well as an improvement in total premiums earned minus claims and benefits at Interseguro. Moreover, increases in net fee income at Interbank and Inteligo, and in net interest and similar income at Interbank and Interseguro also contributed to compensate the reduction in earnings.

Net interest and similar income grew S/ 25.6 million YoY, or 2.8%, mainly due to higher interest on loans, and on due from banks and inter-bank funds at Interbank, in addition to an increase in interest and similar income at Interseguro, mostly attributed to a higher return of the fixed income portfolio. These effects were partially offset by lower interest income from Inteligo’s investment portfolio.

Impairment loss on loans, net of recoveries reversed in 4Q21 due to (i) refined calculations of the expert criteria worth S/ 297.2 million at Interbank, and (ii) improved payment behavior among Interbank’s retail clients. Additionally, Interseguro reported a recovery due to impairment of financial investments in 4Q20, mostly related to a reversion of provision for impairment on a fixed income investment in such quarter, which was not repeated in 4Q21.

Net fee income from financial services increased S/ 37.0 million YoY, or 19.9%, mainly due to higher commissions across most products and services at Interbank. Furthermore, Inteligo reported higher fund management fees and brokerage fees due to increased trading volumes, triggered by higher price volatility and client appetite for investing or rebalancing portfolios.

Other income declined S/ 409.5 million YoY, mainly attributable to negative mark-to-market valuations and unrealized losses on Inteligo’s proprietary portfolio, in addition to decreases in net gain on financial assets at fair value and in valuation gain from investment property at Interseguro. These effects were partially compensated by increases in net gain on sale of financial investments and rental income at Interseguro, and in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss at Interbank.

On a yearly basis, total premiums earned minus claims and benefits at Interseguro improved S/ 69.2 million, explained by S/ 170.3 million growth in net premiums, partially offset by increases of S/ 98.0 million in adjustment of technical reserves and S/ 3.1 million in net claims and benefits incurred.

Other expenses grew S/ 102.6 million YoY, or 19.1%, as the result of (i) higher administrative expenses across all three subsidiaries, (ii) higher depreciation and amortization charges at Interbank an Inteligo and (iii) an increase in salaries and employee benefits at Interseguro. It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses, as well as the base effects after cost containment measures that were implemented across all subsidiaries during 2020 to deal with the COVID-19 pandemic.

IFS’ effective tax rate increased, from 16.8% in 4Q20 to 42.3% in 4Q21, as a result of a higher effective tax rate at Interbank and a lower contribution to profits from Inteligo and Interseguro.

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CONTRIBUTION BY SEGMENTS

The following table shows the contribution of Interbank, Interseguro and Inteligo to Intercorp Financial Services’ net profit. The performance of each of the three segments is discussed in detail in the following sections.

Intercorp Financial Services’ Profit by segment

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interbank	193.8	299.1	467.1	56.1%	n.m.
Interseguro	37.7	13.4	13.4	(0.5)%	(64.6)%
Inteligo	154.7	183.7	(76.6)	n.m.	n.m.
Corporate and eliminations	(8.7)	55.2	(139.4)	n.m.	n.m.
IFS profit for the period	377.4	551.5	264.4	(52.1)%	(30.0)%

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Interbank

SUMMARY

2021 Performance

Interbank’s net profit reached S/ 1,360.3 million in 2021, compared to almost break-even results in the previous year.

The yearly performance was mainly attributed to a S/ 2,014.9 million reduction in impairment loss on loans and increases of S/ 108.4 million in other income and S/ 57.7 million in net fee income from financial services. These factors were partially offset by resumed income tax payments and S/ 254.4 million higher other expenses, in addition to a decrease of S/ 39.4 million in net interest and similar income.

It is worth mentioning that Interbank’s results in 2021 were favored by the reversion of loan loss provisions due to refined calculations of the expert criteria for S/ 297.2 million, or S/ 209.5 million after taxes in 4Q21.

Interbank’s ROAE was 21.0% in 2021, representing a clear improvement in profitability compared to the situation in 2020. Excluding the one-off impact of the reversion of loan loss provisions due to refined calculations of the expert criteria, ROAE would have resulted in 17.9% in 2021.

Banking Segment’s P&L Statement

S/ million	2019	2020	2021	%chg 21/20	%chg 20/19
Interest and similar income	4,074.0	3,836.4	3,636.8	(5.2)%	(5.8)%
Interest and similar expense	(1,290.1)	(1,053.4)	(893.1)	(15.2)%	(18.3)%
Net interest and similar income	2,783.9	2,783.1	2,743.7	(1.4)%	(0.0)%
Impairment loss on loans, net of recoveries	(750.8)	(2,393.9)	(379.0)	(84.2)%	n.m.
Recovery (loss) due to impairment of financial investments	0.0	0.2	(0.5)	n.m.	n.m.
Net interest and similar income after impairment loss	2,033.2	389.3	2,364.2	n.m.	(80.9)%
Fee income from financial services, net	827.1	619.8	677.5	9.3%	(25.1)%
Other income	434.3	444.1	552.5	24.4%	2.3%
Other expenses	(1,611.5)	(1,533.5)	(1,787.9)	16.6%	(4.8)%
Income before translation result and income tax	1,683.1	(80.2)	1,806.2	n.m.	n.m.
Translation result	(5.6)	(6.0)	7.2	n.m.	6.7%
Income tax	(449.0)	80.5	(453.2)	n.m.	n.m.
Profit for the period	1,228.5	(5.7)	1,360.3	n.m.	n.m.
ROAE	21.2%	n.m.	21.0%
Efficiency ratio	38.9%	38.6%	42.7%
NIM	5.6%	4.6%	4.0%
NIM on loans	8.7%	7.8%	7.1%

Net interest and similar slightly decreased 1.4%, as a 5.2% decline in interest and similar income was almost completely compensated by a 15.2% reduction in interest and similar expense.

The lower interest and similar income was due to a 6.7% contraction in interest on loans, partially offset by increases of 45.5% in interest on due from banks and inter-bank funds, and 11.6% in interest on financial investments.

Interest on loans decreased S/ 239.8 million, or 6.7%, due to a 110 basis point reduction in the average rate, partially offset by a 6.5% higher average volume.

The lower average rate on loans, from 9.0% in 2020 to 7.9% in 2021, was due to yield reductions in all client segments. In retail loans rates decreased on other consumer loans and mortgages. In the commercial portfolio, rates decreased on all types of loans. It is worth mentioning that the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program had an impact on the average rate on loans.

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The higher average volume of loans was attributed to growth of 12.3% in commercial loans and 0.8% in retail loans. In the commercial portfolio, the higher average volume was mainly due to a 14.3% increase in short and medium-term loans, attributed to the extension of loans under the Reactiva Peru Program, as well as 10.4% growth in trade finance loans. In the retail portfolio, average volumes grew due to a 10.9% increase in mortgages, partially offset by a 5.2% contraction in the average balance of consumer loans.

Interest on due from banks and inter-bank funds increased S/ 12.5 million, or 45.5%, explained by 23.8% growth in the average volume and a relatively stable nominal average rate. The increase in the average volume was explained by higher deposits at the Central Bank, partially offset by a lower average balance of inter-bank funding and reserve funds.

Interest on financial investments increased S/ 27.8 million, or 11.6%, due to 31.2% growth in the average volume, partially offset by a 50 basis point reduction in the average yield. The increase in the average volume was mainly the result of higher average balances of sovereign bonds, Central Bank Certificates of Deposits (CDBCR) and global bonds. The decrease in the nominal average rate, from 3.3% in 2020 to 2.8% in 2021, was mainly explained by lower returns on all types of securities, especially CDBCR and corporate bonds from financial institutions.

As a result of the above, the nominal average yield on interest-earning assets decreased a full percentage point, from 6.3% in 2020 to 5.3% in 2021.

The 15.2% lower interest and similar expense was due to reductions of 31.0% in interest on deposits and obligations, and 13.9% in interest on due to banks and correspondents, partially offset by an 8.7% increase in interest on bonds, notes and other obligations.

Interest on deposits and obligations decreased S/ 166.2 million, or 31.0%, explained by a 50 basis point reduction in the average cost, from 1.3% in 2020 to 0.8% in 2021, partially offset by 14.4% growth in the average volume. The lower average cost was due to reductions in rates paid to institutional, retail and commercial deposits. Growth in volumes came across all client segments. By currency, average balances of soles-denominated deposits increased 11.1% while average dollar-denominated deposits grew 21.4%.

Interest on due to banks and correspondents decreased as a result of a 70 basis point reduction in the average cost, from 2.4% in 2020 to 1.7% in 2021, partially compensated by 18.5% growth in the average volume. On one hand, the reduction in the average cost was explained by lower rates paid to all types of funding, especially that provided by correspondent banks abroad and inter-bank funds. On the other hand, the increase in the average volume was due to higher funding provided by the Central Bank and COFIDE.

The higher interest on bonds, notes and other obligations was explained by 10.5% growth in the average volume, mainly attributable to a 10.6% depreciation of the average foreign exchange rate with respect to 2020.

The average cost of funding decreased 50 basis points, from 2.0% in 2020 to 1.5% in 2021, in line with the lower implicit cost of all interest-bearing liabilities.

As a result of the above, net interest margin was 4.0% in 2021, 60 basis points lower than the 4.6% reported in 2020.

Impairment loss on loans, net of recoveries decreased S/ 2,014.9 million, or 84.2%, compared to the previous year. The reduction in provision expenses was mainly related to (i) the reversion of loan loss provisions due to refined calculations of the expert criteria for S/ 297.2 million in the last quarter of 2021, and (ii) a base effect when comparing to the situation in 2020, when the bank adjusted its expected loss models to address the impact of the COVID-19 pandemic. These factors were partially offset by higher provision requirements in the commercial portfolio, mainly referred to loan exposures to small-sized and medium-sized companies.

The S/ 57.7 million, or 9.3%, increase in net fee income from financial services was mainly due to higher commissions across most products and services, again attributed to a base effect when compared to the level of fees in 2020, when most of the business activities in Peru were affected by mobility restrictions.

Other income grew S/ 108.4 million, or 24.4%, mainly due to an increase in net gain of foreign exchange transactions and on financial assets at fair value through profit or loss, in turn associated with a higher currency volatility.

Other expenses increased S/ 254.4 million, or 16.6%, mainly as a result of higher administrative expenses, as well as higher salaries and employee benefits. On one hand, growth in administrative expenses was mainly related to higher marketing and credit card expenses, and IT services. On the other hand, salaries and employee benefits grew due to higher employee profit sharing. It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses.

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The efficiency ratio was 42.7% in 2021, compared to the 38.6% registered in 2020.

Results before translation result and income tax were S/ 1,806.2 million in 2021, representing a clear improvement compared to the result registered in 2020. This improvement was partially offset by resumed income tax payments.

As a result of the above, profits for the period were S/ 1,360.3 million compared to net results of S/ -5.7 million in 2020. Excluding the one-off impact of the reversion of loan loss provisions due to refined calculations of the expert criteria, Interbank’s profits would have reached S/ 1,150.8 million in 2021.

4Q21 Performance

Interbank’s profits were S/ 467.1 million in 4Q21, an increase of S/ 168.0 million QoQ, or 56.1%, and S/ 273.3 million YoY, or more than two-fold. The quarterly result was mainly attributed to a reversion of impairment loss on loans, as well as increases of S/ 64.5 million in net interest and similar income, and S/ 22.1 million in net fee income from financial services. These factors were partially offset by an increase of S/ 27.6 million in other expenses, as well as a higher effective tax rate and a negative performance in translation result.

The annual performance in net profit was also explained by the reversion of impairment loss on loans and by increases of S/ 24.9 million in net fee income from financial services, S/ 18.3 million in net interest and similar income, and S/ 7.2 million in other income. These effects were partially compensated by higher other expenses of S/ 81.9 million, in addition to a higher effective tax rate and a negative performance in translation result.

As mentioned before, Interbank’s results were favored by the reversion of loan loss provisions due to refined calculations of the expert criteria for S/ 297.2 million, or S/ 209.5 million after taxes in 4Q21.

Interbank’s ROAE was 27.8% in 4Q21, above the 18.6% and 12.8% registered in 3Q21 and 4Q20, respectively. Excluding the one-off impact of the reversion of loan loss provisions due to refined calculations of the expert criteria, ROAE would have resulted in 15.5% in 4Q21.

Banking Segment’s P&L Statement

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income	959.2	907.0	983.5	8.4%	2.5%
Interest and similar expense	(231.9)	(225.9)	(237.9)	5.3%	2.6%
Net interest and similar income	727.3	681.1	745.6	9.5%	2.5%
Impairment loss on loans, net of recoveries	(327.6)	(110.0)	97.8	n.m.	n.m.
Recovery (loss) due to impairment of financial investments	0.3	(0.3)	0.1	n.m.	(61.5)%
Net interest and similar income after impairment loss	400.1	570.9	843.5	47.7%	n.m.
Fee income from financial services, net	163.3	166.1	188.2	13.3%	15.2%
Other income	112.5	116.3	119.7	2.9%	6.4%
Other expenses	(414.1)	(468.4)	(496.0)	5.9%	19.8%
Income before translation result and income tax	261.8	384.9	655.4	70.3%	n.m.
Translation result	(1.2)	19.5	(14.2)	n.m.	n.m.
Income tax	(66.8)	(105.3)	(174.2)	65.4%	n.m.
Profit for the period	193.8	299.1	467.1	56.1%	n.m.
ROAE	12.8%	18.6%	27.8%
Efficiency ratio	39.7%	47.1%	42.2%
NIM	4.3%	4.0%	4.4%
NIM on loans	7.7%	7.0%	7.4%

INTEREST-EARNING ASSETS

Interbank’s interest-earning assets reached S/ 65,790.4 million as of December 31, 2021, a 1.4% reduction QoQ but a 0.4% increase YoY.

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The quarterly decrease in interest-earning assets was attributed to a reduction of 17.3% in cash and due from banks and inter-bank funds, partially offset by increases of 7.8% in financial investments and 3.3% in loans. The decrease in cash and due from banks and inter-bank funds was mainly due to lower deposits at the Central Bank, partially compensated by higher reserve funds at the same institution. The increase in financial investments was mainly a result of higher balances of sovereign bonds, partially offset by lower balances of global bonds.

The YoY increase in interest-earning assets was attributed to growth of 12.2% in financial investments and 6.3% in loans. These effects were partially compensated by a reduction of 18.6% in cash and due from banks and inter-bank funds. The increase in financial investments resulted from higher volumes of sovereign bonds, Central Bank Certificates of Deposits (CDBCR) and corporate bonds, while the decrease in cash and due from banks and inter-bank funds resulted mainly from lower deposits at the Central Bank.

Interest-earning assets

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
Cash and due from banks and inter-bank funds	17,720.5	17,433.8	14,420.8	(17.3)%	(18.6)%
Financial investments	8,966.3	9,337.6	10,062.2	7.8%	12.2%
Loans	38,859.0	39,985.8	41,307.4	3.3%	6.3%
Total interest-earning assets	65,545.9	66,757.2	65,790.4	(1.4)%	0.4%

Loan portfolio

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
Performing loans
Retail	17,837.1	19,281.7	20,261.1	5.1%	13.6%
Commercial	21,914.2	21,028.8	20,963.5	(0.3)%	(4.3)%
Total performing loans	39,751.3	40,310.5	41,224.6	2.3%	3.7%
Restructured and refinanced loans	287.1	226.1	236.5	4.6%	(17.6)%
Past due loans	1,405.2	1,388.2	1,550.7	11.7%	10.4%
Total gross loans	41,443.6	41,924.8	43,011.8	2.6%	3.8%
Add (less)
Accrued and deferred interest	400.1	357.3	357.7	0.1%	(10.6)%
Impairment allowance for loans	(2,984.7)	(2,296.3)	(2,062.1)	(10.2)%	(30.9)%
Total direct loans, net	38,859.0	39,985.8	41,307.4	3.3%	6.3%

The evolution of performing loans was affected by the disbursement and maturity or prepayment of commercial loans under the Reactiva Peru Program. As of December 31, 2021, these performing loans amounted S/ 4,459.0 million, compared to balances of S/ 5,249.0 million as of September 30, 2021 and S/ 6,616.5 million as of December 31, 2020.

Also, it is worth mentioning that in November 2019, the SBS issued the Resolution No. 5570-2019 that became effective in January 2021. This resolution establishes that the reporting of the non-revolving financing part of credit cards loans must be presented as loans instead of credit card loans.

Performing loans increased 2.3% QoQ, as retail loans sequentially grew 5.1%, while commercial loans slightly decreased 0.3%. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 4.9% and 4.6% QoQ, respectively.

Retail loans grew 5.1% QoQ due to increases of 7.4% in consumer loans and 1.9% in mortgages. Growth in consumer loans resulted from higher balances of cash loans, vehicle loans and credit cards, while payroll deduction loans slowed down 1.5%. The increase in mortgages was explained by higher demand in both traditional and MiVivienda products.

The reduction in commercial loans was a result of lower short and medium-term lending, as well as lower leasing operations, both across all business segments. These effects were compensated by higher trade finance loans mainly in the corporate and mid-sized segments.

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Performing loans grew 3.7% YoY explained by a 13.6% increase in retail loans, partially offset by a 4.3% reduction in commercial loans. Excluding the effect of the Reactiva Peru Program in the comparing periods, performing loans and commercial loans would have increased 11.0% and 7.9% YoY, respectively.

The YoY growth in retail loans was due to increases of 14.9% in consumer loans and 11.7% in mortgages. The increase in consumer loans resulted from higher credit cards and payroll deduction loans, among others. Growth in mortgages was due to higher demand in both traditional and MiVivienda products.

The annual reduction in commercial loans was mainly explained by lower short and medium-term lending, as well as lower leasing operations; both effects across all business segments. These factors were partially offset by higher trade finance loans across all business segments.

It is worth mentioning that, as of December 31, 2021, and in line with the measures implemented to help our customers to overcome the impacts from the COVID-19 pandemic, 262 thousand clients still had their loans rescheduled, out of which approximately 252 thousand were retail clients and around 10 thousand, commercial clients. Loans that were subject to some kind of rescheduling represented S/ 6.3 billion or 14.6% of our total portfolio. Of these, S/ 4.5 billion were retail loans (21.4% of total retail loans), and the remaining S/ 1.8 billion were commercial loans (8.0% of total commercial loans).

Breakdown of retail loans

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
Consumer loans:
Credit cards & other loans	6,135.7	6,577.6	7,471.8	13.6%	21.8%
Payroll deduction loans(1)	4,318.9	4,611.2	4,542.1	(1.5)%	5.2%
Total consumer loans	10,454.6	11,188.8	12,013.9	7.4%	14.9%
Mortgages	7,382.5	8,092.9	8,247.1	1.9%	11.7%
Total retail loans	17,837.1	19,281.7	20,261.1	5.1%	13.6%
(1)	Payroll deduction loans to public sector employees.

FUNDING STRUCTURE

Funding structure

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
Deposits and obligations	44,576.8	46,565.6	44,966.3	(3.4)%	0.9%
Due to banks and correspondents and inter-bank funds	9,388.1	8,094.5	8,112.7	0.2%	(13.6)%
Bonds, notes and other obligations	6,491.9	7,128.7	6,939.0	(2.7)%	6.9%
Total	60,456.9	61,788.7	60,018.0	(2.9)%	(0.7)%
% of funding
Deposits and obligations	73.7%	75.4%	74.9%
Due to banks and correspondents and inter-bank funds	15.6%	13.1%	13.5%
Bonds, notes and other obligations	10.7%	11.5%	11.6%

Interbank's funding base was exposed to temporary impacts on the liquidity of the financial system and a depreciation of the foreign exchange rate, factors associated with political events in the country that took place in 2021, as well as to higher savings resulting from the withdrawals of private pension funds and the unrestricted availability of the Compensation for Time of Service (CTS) accounts. In addition, it was still influenced by the funding provided by the Central Bank, associated with the bank’s involvement in the Reactiva Peru Program. As of December 31, 2021, the balance of such special funding was S/ 4,389.9 million, compared to S/ 4,977.2 million as of September 30, 2021 and S/ 5,887.9 million as of December 31, 2020.

The bank’s total funding base declined 2.9% QoQ, compared to the 1.4% decrease of interest-earning assets. This was explained by reductions of 3.4% in deposits and obligations and 2.7% in bonds, notes and other obligations, which were partially offset by a 0.2% increase in due to banks and correspondents and inter-bank funds. Excluding the effect of the Reactiva Peru Program’s funds, the

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bank’s total funding base would have decreased 2.1% QoQ, while due to banks and correspondents and inter-bank funds would have increased 19.4%.

The quarterly reduction in deposits and obligations was mainly due to decreases of 9.4% in commercial deposits and 1.6% in retail deposits, partially offset by 6.3% growth in institutional deposits.

The QoQ decline in bonds, notes and other obligations was mainly attributable to a 3.6% reduction of the foreign exchange rate with respect to 3Q21.

The small increase in due to banks and correspondents and inter-bank funds was mainly the result of higher funds from COFIDE and the Central Bank, which were almost fully compensated by a reduction in long-term funding provided by correspondent banks abroad.

The bank’s total funding base slightly decreased 0.7% YoY, as opposed to the annual growth in interest-earning assets. This was explained by a reduction of 13.6% in due to banks and correspondents and inter-bank funds, partially compensated by growth of 6.9% in bonds, notes and other obligations, and 0.9% in deposits and obligations. Excluding the effect of the Reactiva Peru Program’s funds, the bank’s total funding base and due to banks and correspondents and inter-bank funds would have increased 1.9% and 6.4% YoY, respectively.

The annual decrease in due to banks and correspondents and inter-bank funds was mainly the result of a reduction in long-term funding provided by the Central Bank and COFIDE, associated with lower funds for the Reactiva Peru Program, in addition to lower long-term funds from correspondent banks abroad. These effects were partially offset by higher short-term funding provided by correspondent banks abroad and COFIDE.

The YoY increase in bonds, notes and other obligations was mainly attributable to a 10.1% depreciation of the foreign exchange rate with respect to 4Q20, partially compensated by the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

The annual growth in deposits and obligations was mainly explained by an increase of 10.1% in retail deposits, partially offset by reductions of 20.7% in institutional deposits and 0.4% in commercial deposits.

As of December 31, 2021, the proportion of deposits and obligations to total funding was 74.9%, higher than the 73.7% reported as of December 31, 2020. Likewise, the proportion of institutional deposits to total deposits decreased from 17.7% as of December 31, 2020 to 13.9% as of December 31, 2021.

Breakdown of deposits

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21	%chg 12.31.21/ 12.31.20
By customer service:
Retail	20,810.5	23,290.7	22,911.8	(1.6)%	10.1%
Commercial	15,502.8	17,054.2	15,443.0	(9.4)%	(0.4)%
Institutional	7,880.5	5,879.1	6,251.7	6.3%	(20.7)%
Other	383.0	341.6	359.8	5.3%	(6.1)%
Total	44,576.8	46,565.6	44,966.3	(3.4)%	0.9%
By type:
Demand	12,726.3	14,309.2	12,310.6	(14.0)%	(3.3)%
Savings	17,852.3	22,196.3	22,541.9	1.6%	26.3%
Time	13,992.2	10,046.0	10,107.7	0.6%	(27.8)%
Other	6.0	14.1	6.1	(56.6)%	1.5%
Total	44,576.8	46,565.6	44,966.3	(3.4)%	0.9%

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NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q20	3Q21	4Q21	%chg QoQ		%chg YoY
Interest and similar income	959.2	907.0	983.5	8.4%		2.5%
Interest and similar expense	(231.9)	(225.9)	(237.9)	5.3%		2.6%
Net interest and similar income	727.3	681.1	745.6	9.5%		2.5%
NIM	4.3%	4.0%	4.4%	40	bps	10	bps

Interest and similar income

S/ million	4Q20	3Q21	4Q21	%chg QoQ		%chg YoY
Interest and similar income
Due from banks and inter-bank funds	5.5	8.2	21.1	n.m.		n.m.
Financial investments	64.7	66.1	72.4	9.5%		11.9%
Loans	889.0	832.7	890.0	6.9%		0.1%
Total Interest and similar income	959.2	907.0	983.5	8.4%		2.5%
Average interest-earning assets	67,839.2	68,814.6	68,453.0	(0.5)%		0.9%
Average yield on assets (annualized)	5.7%	5.3%	5.7%	40	bps	0	bps

Interest and similar expense

S/ million	4Q20	3Q21	4Q21	%chg QoQ		%chg YoY
Interest and similar expense
Deposits and obligations	(101.9)	(89.7)	(105.2)	17.2%		3.2%
Due to banks and correspondents and inter-bank funds	(41.4)	(35.7)	(39.6)	11.0%		(4.4)%
Bonds, notes and other obligations	(88.5)	(100.5)	(93.2)	(7.3)%		5.2%
Total Interest and similar expense	(231.9)	(225.9)	(237.9)	5.3%		2.6%
Average interest-bearing liabilities	59,830.9	61,285.0	60,903.4	(0.6)%		1.8%
Average cost of funding (annualized)	1.6%	1.5%	1.6%	10	bps	0	bps

QoQ Performance

Net interest and similar income grew 9.5% QoQ due to an 8.4% increase in interest and similar income, partially offset by 5.3% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than two-fold in interest on due from banks and inter-bank funds, 9.5% in interest on financial investments and 6.9% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 12.9 million QoQ, or more than two-fold, explained by a 30 basis point increase in the nominal average rate, in spite of a 6.6% reduction in the average volume due to lower reserve funds at the Central Bank.

Interest on financial investments increased S/ 6.3 million QoQ, or 9.5%, due to a 20 basis point increase in the average yield, from 2.8% in 3Q21 to 3.0% in 4Q21, in addition to 1.7% growth in the average volume.

Interest on loans grew S/ 57.3 million QoQ, or 6.9%, as the result of a 40 basis point increase in the average yield, together with 1.4% growth in the average loan portfolio.

The higher average rate on loans, from 7.9% in 3Q21 to 8.3% in 4Q21, was mostly explained by yield increases in consumer loans.

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The higher average volume of loans was attributed to 3.5% growth in retail loans, partially offset by a decrease of 0.5% in commercial loans. In the retail portfolio, average volumes increased 5.5% in consumer loans and 0.8% in mortgages. In the commercial portfolio, average volumes decreased 5.7% in short and medium-term loans, and 3.1% in leasing operations, partially offset by 15.1% higher trade finance loans.

The nominal average yield on interest-earning assets increased 40 basis points QoQ, from 5.3% in 3Q21 to 5.7% in 4Q21, in line with higher returns on all components of interest-earning assets.

The higher interest and similar expense was due to increases of 17.2% in interest on deposits and obligations, and 11.0% in interest on due to banks and correspondents, partially compensated by a 7.3% reduction in interest on bonds, notes and other obligations.

The quarterly growth in interest on deposits and obligations was due to a 10 basis point increase in the average cost, from 0.8% in 3Q21 to 0.9% in 4Q21, partially offset by a slight 0.3% decrease in the average volume. The increase in the average cost was due to higher rates paid to institutional deposits and certain commercial deposits following the Central Bank’s decision to start increasing the monetary policy rate. However, the average rate on retail deposits remained stable. By currency, average balances of dollar-denominated deposits increased 3.9% while average soles-denominated deposits decreased 2.4%, leading to an overall stable volume.

Interest on due to banks and correspondents increased S/ 3.9 million QoQ, or 11.0%, explained by a 30 basis point increase in the average cost, partially offset by a 3.5% reduction in the average volume. The higher average cost was explained by increased rates paid to funds from correspondent banks abroad and the Central Bank. The decrease in the average volume was mostly attributed to lower funding from correspondent banks abroad.

The reduction in interest on bonds, notes and other obligations was mainly due to a lower average cost of such obligations, following the redemption of S/ 110.0 million subordinated bonds in the local market in September 2021, partially compensated by the effect of a 1.6% depreciation of the average foreign exchange rate with respect to 3Q21.

The average cost of funding increased 10 basis points, from 1.5% in 3Q21 to 1.6% in 4Q21, as the result of higher implicit cost of deposits and obligations, and due to banks and correspondents.

As a result of the above, net interest margin was 4.4% in 4Q21, 40 basis points higher than the 4.0% reported in 3Q21.

YoY Performance

Net interest and similar income grew 2.5% YoY due to a 2.5% increase in interest and similar income, partially offset by 2.6% growth in interest and similar expense.

The higher interest and similar income was due to increases of more than three-fold in interest on due from banks and inter-bank funds, 11.9% in interest on financial investments and 0.1% in interest on loans.

Interest on due from banks and inter-bank funds grew S/ 15.6 million YoY, or more than three-fold, explained by growth of 40 basis points in the average yield, despite a 6.5% reduction in the average volume. The higher yield was attributed to the effect of a higher policy rate on the return of inter-bank funds and deposits at the Central Bank, while the lower average volume was explained by a reduction in deposits and reserve funds at the Central Bank.

Interest on financial investments increased S/ 7.7 million YoY, or 11.9%, mainly due to 11.3% growth in the average volume, while the average yield remained stable at 3.0% in 4Q21. The increase in the average volume was the result of higher average balances of sovereign bonds, CDBCR and corporate bonds.

Interest on loans grew S/ 1.0 million YoY, or 0.1%, explained by 1.7% growth in the average volume, partially offset by a 10 basis point reduction in the average yield.

The higher average volume of loans was attributed to growth of 6.8% in retail loans, partially offset by a 2.6% reduction in commercial loans. In the retail portfolio, average volumes grew due to increases of 11.7% in mortgages and 3.6% in consumer loans. In the commercial portfolio, the lower average volume was mainly attributed to certain maturities and prepayments of loans under the Reactiva Peru Program, which resulted in decreasing volumes in working capital loans and leasing operations, despite a strong surge in trade finance loans.

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The annual decrease in the average rate on loans, from 8.4% in 4Q20 to 8.3% in 4Q21, was mainly due to lower yields on consumer and commercial loans. It is worth mentioning that the incidence of the low-return loans offered to several commercial clients as part of the Reactiva Peru Program has had a negative impact on the average rate on loans.

The nominal average yield on interest-earning assets remained stable YoY, at 5.7% in 4Q21, as a consequence of the offsetting performances in the asset mix.

The higher interest and similar expense was due to increases of 5.2% in interest on bonds, notes and other obligations, and 3.2% in interest on deposits and obligations, partially offset by a 4.4% contraction in interest on due to banks and correspondents.

The higher interest on bonds, notes and other obligations was explained by 9.0% growth in the average volume, mainly attributable to a 12.5% depreciation of the foreign exchange rate with respect to 4Q20.

Interest on deposits and obligations increased S/ 3.3 million YoY, or 3.2%, mostly explained by 5.1% growth in the average volume, while the average cost remained relatively stable at 0.9% in 4Q21. By currency, average balances of dollar-denominated deposits increased 17.4% while average soles-denominated deposits decreased 0.6%.

Interest on due to banks and correspondents declined S/ 1.8 million YoY, or 4.4%, as the result of a 17.5% decrease in the average volume, partially compensated by a 30 basis point increase in the average cost, from 1.7% in 4Q20 to 2.0% in 4Q21. On one hand, the decrease in the average volume was due to lower funding from correspondent banks abroad and the Central Bank, in turn related to the bank’s participation in the Reactiva Peru Program. On the other hand, the average cost increased in line with higher policy rates globally.

The average cost of funding remained stable YoY, at 1.6% in 4Q21.

As a result of the above, net interest margin was 4.4% in 4Q21, 10 basis points higher than the 4.3% reported in 4Q20.

IMPAIRMENT LOSS ON LOANS, NET OF RECOVERIES

Impairment loss on loans, net of recoveries reversed in 4Q21 due to (i) refined calculations of the expert criteria worth S/ 297.2 million, and (ii) improved payment behavior among Interbank’s retail clients.

Setting aside the provision reversal, the quarterly performance was explained by lower provision requirements in the retail loan book, partially offset by higher provision requirements in the commercial loan book. In the retail portfolio, the reduction in provisions was mainly driven by lower requirements in consumer and mortgage loans. Conversely, the increase in provisions in the commercial portfolio was explained by higher requirements in loans to corporate, small-sized and medium-sized companies.

The annual decrease in provisions was mainly explained by lower requirements in the retail loan book, partially offset by higher requirements in loans to small-sized companies.

As a result of the above, the annualized ratio of impairment loss on loans to average loans was not meaningful in 4Q21. Excluding the one-off impact of the reversion of loan loss provisions due to refined calculations of the expert criteria, the annualized ratio of impairment loss on loans to average loans would have resulted in 1.9% in 4Q21, compared to 1.1% and 3.1% reported in 3Q21 and 4Q20, respectively.

Impairment loss on loans, net of recoveries

S/ million	4Q20	3Q21	4Q21	%chg QoQ		%chg YoY
Impairment loss on loans, net of recoveries	(327.6)	(110.0)	97.8	n.m.		n.m.
Impairment loss on loans/average gross loans	3.1%	1.1%	(0.9)%	n.m.		n.m.
NPL ratio (at end of period)	3.6%	3.0%	3.2%	20	bps	-40	bps
NPL coverage ratio (at end of period)	181.5%	169.2%	131.1%	n.m.		n.m.
Impairment allowance for loans	2,984.7	2,296.3	2,062.1	(10.2)%		(30.9)%

The NPL ratio increased 20 basis points QoQ but decreased 40 basis points YoY, to 3.2% in 4Q21. On one hand, the quarterly growth was due to a 100 basis point increase in commercial loans’ NPL, driven by small-sized and medium-sized segments, partially

15

compensated by a 70 basis point decrease in the retail portfolio. On the other hand, the lower NPL ratio YoY was explained by a 300 basis point decrease in the retail portfolio, partially offset by a 160 basis point increase in the commercial portfolio.

Furthermore, the NPL coverage ratio was 131.1% as of December 31, 2021, lower than the 169.2% reported as of September 30, 2021 and the 181.5% registered as of December 31, 2020.

FEE INCOME FROM FINANCIAL SERVICES, NET

Net fee income from financial services increased S/ 22.1 million QoQ, or 13.3%, mainly explained by higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, commissions from banking services, and fees from collection services. These factors were partially offset by lower fees from indirect loans.

Net fee income from financial services grew S/ 24.9 million YoY, or 15.2%, mainly due to higher commissions from credit card services, fees from maintenance and mailing of accounts, transfer fees and commissions on debit card services, in addition to increased fees from collection services and indirect loans. These effects were partially compensated by lower commissions from banking services.

Fee income from financial services, net

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Income
Commissions from credit card services	70.7	88.5	95.3	7.7%	34.8%
Commissions from banking services	79.6	73.1	74.2	1.5%	(6.7)%
Maintenance and mailing of accounts, transfer fees and commissions on debit card services	54.3	62.9	65.3	3.8%	20.2%
Fees from indirect loans	14.8	16.7	16.1	(3.7)%	8.7%
Collection services	11.5	13.7	14.2	3.0%	23.0%
Other	10.7	15.9	11.9	(25.2)%	11.1%
Total income	241.6	270.9	276.9	2.2%	14.6%
Expenses
Insurance	(27.2)	(25.5)	(24.9)	(2.3)%	(8.4)%
Fees paid to foreign banks	(4.9)	(9.0)	(6.0)	(33.0)%	23.1%
Other	(46.2)	(70.3)	(57.8)	(17.8)%	25.1%
Total expenses	(78.3)	(104.8)	(88.7)	(15.4)%	13.3%
Fee income from financial services, net	163.3	166.1	188.2	13.3%	15.2%

OTHER INCOME

Other income grew S/ 3.4 million QoQ, mainly explained by a lower net loss on sale of financial investments and other extraordinary concepts, partially offset by a lower net gain on foreign exchange transactions and on financial assets at fair value through profit or loss.

Other income increased S/ 7.2 million YoY due to growth in net gain on foreign exchange transactions and on financial assets at fair value through profit or loss, in addition to extraordinary income, partially compensated by a lower net gain on sale of financial investments.

Other income

S/ million	4Q20	3Q21	4Q21		%chg QoQ	%chg YoY
Net gain on foreign exchange transactions and on financial assets at fair value through profit or loss	79.4	105.1	84.1	(1)	(20.0)%	5.9%
Net gain on sale of financial investments	7.7	(3.9)	(0.3)		(92.9)%	n.m.
Other	25.4	15.1	35.9		n.m.	41.4%
Total other income	112.5	116.3	119.7		2.9%	6.4%

16

(1)	Includes S/ 112.8 million of net gain on foreign exchange transactions and S/ -28.7 million of net gain (loss) on financial assets at fair value though profit or loss (derivatives).

OTHER EXPENSES

Other expenses increased S/ 27.6 million QoQ, or 5.9%, and S/ 81.9 million YoY, or 19.8%.

The quarterly growth in other expenses was explained by higher depreciation and amortization, among other charges, partially offset by lower administrative expenses, as well as lower salaries and employee benefits.

The annual increase was the result of an increase in administrative expenses associated with a higher level of activity, in addition to higher depreciation and amortization charges. These effects were partially compensated by lower salaries and employee benefits.

It is worth mentioning that investments in digital ventures have also had a significant weight in the increase of total other expenses.

The efficiency ratio was 42.2% in 4Q21, compared to the 47.1% reported in 3Q21 and the 39.7% registered in 4Q20.

Other expenses

S/ million	4Q20	3Q21	4Q21	%chg QoQ		%chg YoY
Salaries and employee benefits	(170.0)	(164.7)	(160.3)	(2.7)%		(5.7)%
Administrative expenses	(163.3)	(227.9)	(217.6)	(4.5)%		33.2%
Depreciation and amortization	(64.4)	(61.4)	(66.8)	8.8%		3.8%
Other	(16.3)	(14.5)	(51.3)	n.m.		n.m.
Total other expenses	(414.1)	(468.4)	(496.0)	5.9%		19.8%
Efficiency ratio	39.7%	47.1%	42.2%	-490	bps	250	bps

REGULATORY CAPITAL

The ratio of regulatory capital to risk-weighted assets (RWA) was 15.9% as of December 31, 2021, below the 16.3% reported as of September 30, 2021 and the 17.0% registered as of December 31, 2020.

In 4Q21, regulatory capital remained sequentially stable. RWA grew 2.6% QoQ due to higher capital requirements for credit risk, market risk and operating risk. The higher RWA for credit risk were attributed to an increase of RWA for loans, partially offset by lower RWA for other assets and financial investments.

The annual reduction in the total capital ratio was due to an 11.9% increase in RWA, partially offset by 4.5% growth in regulatory capital.

The YoY increase in RWA was mostly attributed to higher capital requirements for credit risk and operating risk. RWA for credit risk grew due to higher RWA for loans, in addition to a higher risk weight applied to intangible assets by disposition of the SBS, with impact on the bank’s increasing digital investments. In addition, higher RWA associated with investments also contributed to the yearly increase.

Regulatory capital increased YoY mainly as a result of the depreciation of the foreign exchange rate over the dollar-denominated subordinated debt, as well as the addition of S/ 332.9 million in capital, reserves and earnings with capitalization agreement during the last twelve months. These effects were partially compensated by the execution of an optional redemption of S/ 110.0 million local subordinated bonds in September 2021.

Also, it is worth mentioning that in June 2021, the SBS issued the Official Document No. 27358-2021 which refers to the Emergency Decree No. 037-2021, by which it established that, from April 2021 to March 2022, the minimum regulatory capital ratio requirement is reduced from 10% to 8%.

17

As of December 31, 2021, Interbank’s capital ratio of 15.9% was significantly higher than its risk-adjusted minimum capital ratio requirement, established at 9.0%. As previously mentioned, the minimum regulatory capital ratio requirement was 8.0%, while the additional capital requirement for Interbank was 1.0% as of December 31, 2021. Furthermore, Core Equity Tier 1 (CET1) was 12.5% as of December 31, 2021, above the 11.5% reported as of December 31, 2020, mainly due to the accumulation of earnings with no capitalization agreement.

Regulatory capital

S/ million	12.31.20	09.30.21	12.31.21	%chg 12.31.21/ 09.30.21		%chg 12.31.21/ 12.31.20
Tier I capital	5,930.7	6,097.4	6,262.1	2.7%		5.6%
Tier II capital	2,811.5	3,034.7	2,873.5	(5.3)%		2.2%
Total regulatory capital	8,742.1	9,132.1	9,135.6	0.0%		4.5%
Risk-weighted assets (RWA)	51,451.8	56,117.5	57,570.3	2.6%		11.9%
Total capital ratio	17.0%	16.3%	15.9%	-40	bps	-110	bps
Tier I capital / RWA	11.5%	10.9%	10.9%	0	bps	-60	bps
CET1	11.5%	12.0%	12.5%	50	bps	100	bps

18

Interseguro

SUMMARY

2021 Performance

Interseguro’s profits reached S/ 272.7 million in 2021, a S/ 131.6 million, or 93.2%, increase compared to the previous year.

The yearly performance was mainly due to an increase of S/ 114.4 million in net interest and similar income, mostly explained by a higher return of the fixed income portfolio, in addition to positive performances of S/ 67.0 million in recovery due to impairment of financial investments and S/ 33.0 million in other income. These effects were partially compensated by growth of S/ 64.3 million in other expenses, as well as a S/ 24.9 million negative performance in translation result.

Insurance Segment’s P&L Statement

S/ million	2019	2020	2021	%chg 21/20	%chg 20/19
Interest and similar income	612.5	655.0	803.0	22.6%	6.9%
Interest and similar expenses	(72.5)	(84.0)	(117.5)	39.9%	15.9%
Net Interest and similar income	540.1	571.0	685.4	20.0%	5.7%
Recovery (loss) due to impairment of financial investments	(6.2)	(33.8)	33.2	n.m.	n.m.
Net Interest and similar income after impairment loss	533.9	537.2	718.6	33.8%	0.6%
Fee income from financial services, net	(4.0)	(6.1)	(6.8)	12.3%	52.2%
Other income	169.0	201.7	234.7	16.4%	19.3%
Total premiums earned minus claims and benefits	(279.6)	(279.1)	(272.0)	(2.5)%	(0.2)%
Net premiums	689.4	615.8	1,040.6	69.0%	(10.7)%
Adjustment of technical reserves	(268.7)	(100.8)	(395.3)	n.m.	(62.5)%
Net claims and benefits incurred	(700.3)	(794.1)	(917.3)	15.5%	13.4%
Other expenses	(298.7)	(286.0)	(350.3)	22.5%	(4.3)%
Income before translation result and income tax	120.6	167.7	324.2	93.3%	39.1%
Translation result	9.8	(26.6)	(51.5)	93.6%	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	130.4	141.1	272.7	93.2%	8.2%
ROAE	14.2%	18.9%	28.2%
Efficiency ratio	13.3%	11.0%	12.2%
Net interest and similar income was S/ 685.4 million in 2021, an increase of S/ 114.4 million compared to 2020, mainly explained by S/ 148.0 million growth in interest and similar income, partially offset by a S/ 33.5 million increase in interest and similar expenses.

Recovery due to impairment of financial investments was S/ 33.2 million, compared to a loss of S/ -33.8 million in the previous year, an improvement of S/ 67.0 million attributable to a reversion of provision for impairment on a fixed income investment that was downgraded in 2020 due to the COVID-19 pandemic. This investment was upgraded from CCC+ to B in the first quarter of 2021.

Other income was S/ 234.7 million, a S/ 33.0 million growth compared to 2020, mainly due to increases of S/ 40.7 million in net gain on sale of securities, S/ 17.9 million in rental income and S/ 16.6 million in net gain on valuation of real estate investments. These factors were partially offset by a decrease of S/ 39.0 million in net gain on financial assets at fair value.

Total premiums earned less claims and benefits were S/ -272.0 million in 2021, compared to S/ -279.1 million reported in 2020. The annual performance was due to S/ 424.8 million growth in net premiums, partially offset by increases of S/ 294.5 million in adjustment of technical reserves and S/ 123.2 million in net claims and benefits incurred.

The yearly performance in net premiums was mainly due to increases of S/ 366.0 million in annuities, S/ 42.9 million in individual life and S/ 16.8 million in retail insurance premiums.

It is worth mentioning that in 2021 the overall activity in net premiums recovered in all segments after the reduction registered in 2020 due to the impact of the COVID-19 pandemic.

19

The higher adjustment of technical reserves in 2021 was driven mainly by increases of S/ 257.9 million in annuities, S/ 22.2 million in retail insurance and S/ 14.4 million in individual life. Growth in technical reserves for annuities was mostly related to (i) the effect of higher sales, and (ii) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate.

Other expenses were S/ 350.3 million in 2021, a S/ 64.3 million growth when compared to 2020, mainly explained by increases of S/ 24.9 million in administrative expenses and S/ 24.9 million in salaries and employee benefits.

4Q21 Performance

Interseguro’s profits reached S/ 13.4 million in 4Q21, stable QoQ, but a decrease of S/ 24.3 million YoY.

The quarterly result was mainly explained by improvements of S/ 67.2 million in total premiums earned minus claims and benefits, S/ 9.3 million in recovery due to impairment of financial investments, and S/ 1.8 million in translation result. These factors were offset by decreases of S/ 46.2 million in other income and S/ 21.7 million in net interest and similar income, in addition to S/ 10.0 million growth in other expenses.

The annual decrease in net profit was mainly due a reduction of S/ 80.9 million in other income, in addition to a S/ 12.9 million decrease in recovery due to impairment of financial investments and a S/ 10.5 million negative performance in translation result, as well as a S/ 6.9 million growth in other expenses. These effects were partially compensated by increases of S/ 69.2 million in total premiums earned minus claims and benefits, and S/ 18.1 million in net interest and similar income.

Interseguro’s ROAE was 5.7% in 4Q21, above the 5.3% reported in 3Q21, but below the 17.1% registered in 4Q20.

Insurance Segment’s P&L Statement

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income	176.0	224.8	211.9	(5.7)%	20.4%
Interest and similar expenses	(22.7)	(31.8)	(40.6)	27.4%	78.3%
Net Interest and similar income	153.2	193.0	171.3	(11.2)%	11.8%
Recovery (loss) due to impairment of financial investments	13.9	(8.3)	1.0	n.m.	(92.6)%
Net Interest and similar income after impairment loss	167.1	184.7	172.4	(6.7)%	3.1%
Fee income from financial services, net	(2.2)	(2.1)	(2.7)	29.0%	19.0%
Other income	58.3	23.6	(22.6)	n.m.	n.m.
Total premiums earned minus claims and benefits	(89.7)	(87.7)	(20.5)	(76.7)%	(77.2)%
Net premiums	178.4	254.9	348.7	36.8%	95.5%
Adjustment of technical reserves	(53.5)	(108.8)	(151.5)	39.3%	n.m.
Net claims and benefits incurred	(214.5)	(233.9)	(217.6)	(7.0)%	1.4%
Other expenses	(94.0)	(90.9)	(100.9)	11.0%	7.3%
Income before translation result and income tax	39.5	27.7	25.8	(6.9)%	(34.9)%
Translation result	(1.9)	(14.2)	(12.4)	(13.0)%	n.m.
Income tax	—	—	—	n.m.	n.m.
Profit for the period	37.7	13.4	13.4	(0.5)%	(64.6)%
ROAE	17.1%	5.3%	5.7%
Efficiency ratio	12.1%	13.7%	16.2%

20

RESULTS FROM INVESTMENTS

Results from Investments (1)

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income	176.0	224.8	211.9	(5.7)%	20.4%
Interest and similar expenses	(10.9)	(18.3)	(27.1)	48.2%	n.m.
Net interest and similar income	165.1	206.5	184.8	(10.5)%	12.0%
Recovery (loss) due to impairment of financial investments	13.9	(8.3)	1.0	n.m.	(92.6)%
Net Interest and similar income after impairment loss	179.0	198.3	185.9	(6.3)%	3.8%
Net gain (loss) on sale of financial investments	21.2	18.2	31.3	71.5%	47.9%
Net gain (loss) on financial assets at fair value through profit or loss	30.4	(25.9)	(26.5)	2.5%	n.m.
Rental income	9.1	15.1	14.9	(1.2)%	63.3%
Gain on sale of investment property	—	—	—	n.m.	n.m.
Valuation gain (loss) from investment property	(6.5)	12.6	(47.3)	n.m.	n.m.
Other(1)	(3.9)	(3.0)	(4.9)	63.2%	27.2%
Other income	50.3	17.0	(32.5)	n.m.	n.m.
Results from investments	229.3	215.3	153.3	(28.8)%	(33.1)%

(1)	Only includes transactions related to investments.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income related to investments was S/ 184.8 million in 4Q21, a decrease of S/ 21.7 million, or 10.5%, QoQ and an increase of S/ 19.7 million, or 12.0%, YoY.

On one hand, the quarterly result was mainly explained by a S/ 12.9 million decrease in interest and similar income, mostly attributed to a lower inflation rate that had a negative impact on returns of the fixed income portfolio, as well as a S/ 8.8 million growth in interest and similar expenses.

On the other hand, the annual performance was mainly explained by a S/ 35.9 million increase in interest and similar income, mostly attributed to a higher return of the fixed income portfolio, partially offset by a S/ 16.2 million growth in interest and similar expenses.

RECOVERY (LOSS) DUE TO IMPAIRMENT OF FINANCIAL INVESTMENTS

Recovery due to impairment of financial investments was S/ 1.0 million in 4Q21, compared to a loss of S/ -8.3 million in 3Q21 and a recovery of S/ 13.9 million in 4Q20.

The quarterly improvement was explained by an additional provision for impairment on fixed income investments that were downgraded due to the political uncertainty around Peru’s new administration in 3Q21, which was not repeated in 4Q21.

The annual performance was mainly due to a reversion of provision for impairment on a fixed income investment in 4Q20, which was not repeated in this quarter.

OTHER INCOME

Other income related to investments was S/-32.5 million in 4Q21, a decrease of S/ 49.5 million QoQ and S/ 82.8 million YoY.

The quarterly reduction was mainly due to a decrease of S/ 59.9 million in valuation gain from investment property, partially compensated by S/ 13.1 million growth in net gain on sale of financial investments.

The annual decrease was mainly explained by reductions of S/ 56.1 million in net gain on financial assets at fair value and S/ 40.8 million in valuation gain from investment property, partially compensated by increases of S/ 10.1 million net gain on sale of financial investments and S/ 5.8 million in rental income.

21

TOTAL PREMIUMS EARNED MINUS CLAIMS AND BENEFITS

Total Premiums Earned Minus Claims And Benefits

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Net premiums	178.4	254.9	348.7	36.8%	95.5%
Adjustment of technical reserves	(53.5)	(108.8)	(151.5)	39.3%	n.m.
Net claims and benefits incurred	(214.5)	(233.9)	(217.6)	(7.0)%	1.4%
Total premiums earned minus claims and benefits	(89.7)	(87.7)	(20.5)	(76.7)%	(77.2)%

Total premiums earned minus claims and benefits were S/ -20.5 million in 4Q21, an improvement of S/ 67.3 million QoQ and S/ 69.3 million YoY.

The quarterly result was due to growth of S/ 93.8 million in net premiums, in addition to a S/ 16.3 million reduction in net claims and benefits incurred, partially offset by an increase of S/ 42.7 million in adjustment of technical reserves.

The annual performance was explained by a S/ 170.3 million growth in net premiums, partially offset by increases of S/ 98.0 million in adjustment of technical reserves and S/ 3.1 million in net claims and benefits incurred.

NET PREMIUMS

Net Premiums by Business Line

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Annuities	85.9	144.5	231.5	60.2%	n.m.
D&S	0.1	0.0	0.0	(11.9)%	(66.9)%
Individual Life	37.5	47.1	48.3	2.4%	28.6%
Retail Insurance	54.8	63.3	68.8	8.8%	25.6%
Net Premiums	178.4	254.9	348.7	36.8%	95.5%

Net premiums were S/ 348.7 million in 4Q21, an increase of S/ 93.8 million, or 36.8%, QoQ and S/ 170.3 million, or 95.5%, YoY.

The quarterly result was mainly due to growth of S/ 87.0 million in annuities, S/ 5.5 million in retail insurance premiums and S/ 1.2 million in individual life.

The annual performance in net premiums was mainly explained by increases of S/ 145.6 million in annuities, S/ 14.0 million in retail insurance premiums and S/ 10.8 million in individual life.

It is worth mentioning that the overall growth in annuities was a result of better market conditions, while individual life premiums grew due to an improvement in the collection of premiums.

ADJUSTMENT OF TECHNICAL RESERVES

Adjustment of Technical Reserves by Business Line

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Annuities	(34.1)	(85.7)	(127.9)	49.3%	n.m.
Individual Life	(23.4)	(14.6)	(17.0)	17.1%	(27.1)%
Retail Insurance	4.0	(8.6)	(6.6)	(23.3)%	n.m.
Adjustment of technical reserves	(53.5)	(108.8)	(151.5)	39.3%	n.m.

Adjustment of technical reserves was S/ 151.5 million in 4Q21, an increase of S/ 42.7 million QoQ and S/ 98.0 million YoY.

The quarterly performance was mainly due to increases of S/ 42.2 million in technical reserves for annuities, mostly attributed to the effect of higher sales.

22

The annual growth was mainly explained by S/ 93.8 million higher technical reserves for annuities, mostly attributed to (i) higher technical reserves for inflation-indexed annuities due to an increase in the inflation rate, and (ii) the effect of higher sales. Additionally, the annual performance in the adjustment of technical reserves was also explained by S/ 10.6 million higher reserve requirements for retail insurance, partially offset by a S/ 6.4 million reduction in individual life.

NET CLAIMS AND BENEFITS INCURRED

Net Claims and Benefits Incurred by Business Line

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Annuities	(174.3)	(187.1)	(190.4)	1.7%	9.2%
D&S	0.1	(0.3)	(0.6)	75.4%	n.m.
Individual Life	(3.9)	(7.0)	(5.6)	(20.6)%	42.5%
Retail Insurance	(36.4)	(39.4)	(21.1)	(46.6)%	(42.2)%
Net claims and benefits incurred	(214.5)	(233.9)	(217.6)	(7.0)%	1.4%

Net claims and benefits incurred reached S/ 217.6 million in 4Q21, a decrease of S/ 16.3 million QoQ but an increase of S/ 3.1 million YoY.

The quarterly result was mainly due to a S/ 18.3 million reduction in retail insurance claims, mostly related to lower credit life insurance claims associated with a reduction of the COVID-19 mortality in Peru.

The annual performance was mainly explained by increases of S/ 16.1 million in annuity benefits and S/ 1.7 million in individual life claims, partially compensated by a decrease of S/ 15.3 million in retail insurance claims.

OTHER EXPENSES

Other Expenses

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(21.8)	(26.5)	(27.9)	5.0%	27.7%
Administrative expenses	(12.2)	(16.4)	(21.6)	31.8%	77.1%
Depreciation and amortization	(6.4)	(6.4)	(6.0)	(5.2)%	(5.6)%
Expenses related to rental income	(1.1)	(1.5)	(2.0)	27.7%	83.1%
Other	(52.5)	(40.0)	(43.4)	8.4%	(17.3)%
Other expenses	(94.0)	(90.9)	(100.9)	11.0%	7.3%

Other expenses increased S/ 10.0 million QoQ, or 11.0%, and S/ 6.9 million YoY, or 7.3%.

The quarterly result was mainly due to increases of S/ 5.2 million in administrative expenses, S/ 3.4 million in other expenses and S/ 1.4 million in salaries and employee benefits.

The annual performance in other expenses was mainly due to growth of S/ 9.4 in administrative expenses and S/ 6.1 million in salaries and employee benefits, mostly attributed to base effects after cost containment measures that were implemented during 2020 to deal with the COVID-19 pandemic.

23

Inteligo

SUMMARY

2020 Performance

Inteligo’s profits reached S/ 283.5 million in 2021, a S/ 40.4 million, or 16.6%, increase compared to the previous year. This result was mainly attributable to 27.7% growth in other income, due to strong investment results for the year, and 20.1% growth in fee income from financial services, in part supported by the effect of a higher foreign exchange rate in these two revenue lines.

On the commercial front, Inteligo’s prospection process showed good results in terms of new account openings and AUM growth in Private Wealth Management attributed to political events in the country, partially offset by lower assets under management at Interfondos. Accordingly, Inteligo’s AUM increased 9.5% in 2021, while AUM plus deposits increased 13.9% in the same period.

Inteligo's ROAE was 23.0% in 2021, lower than the 28.0% reported in 2020, as a result of higher equity which in turn was mainly attributed to growth in accumulated results and higher unrealized results.

Wealth Management Segment’s P&L Statement

S/ million	2019	2020	2021	%chg 21/20	%chg 20/19
Interest and similar income	168.0	163.4	154.3	(5.6)%	(2.7)%
Interest and similar expenses	(61.5)	(51.7)	(39.8)	(22.9)%	(16.0)%
Net interest and similar income	106.5	111.8	114.5	2.4%	4.9%
Impairment loss of loans, net of recoveries	(0.0)	(0.0)	(2.5)	n.m.	(11.2)%
Recovery (loss) due to impairment of financial investments	(0.7)	0.7	(1.6)	n.m.	n.m.
Net interest and similar income after impairment loss	105.8	112.5	110.3	(1.9)%	6.3%
Fee income from financial services, net	164.3	164.0	197.0	20.1%	(0.2)%
Other income	58.4	106.6	136.1	27.7%	82.4%
Other expenses	(123.3)	(128.0)	(143.4)	12.0%	3.8%
Income before translation result and income tax	205.3	255.0	299.9	17.6%	24.2%
Translation result	1.4	(3.8)	(7.6)	96.8%	n.m.
Income tax	(6.4)	(8.0)	(8.8)	10.1%	24.6%
Profit for the period	200.3	243.1	283.5	16.6%	21.4%
ROAE	24.7%	28.0%	23.0%
Efficiency ratio	37.3%	33.3%	31.6%

Inteligo’s net interest and similar income was S/ 114.5 million in 2021, a S/ 2.7 million, or 2.4%, increase compared to 2020. This was mainly explained by a S/ 11.9 million, or 22.9%, reduction in interest and similar expenses compared to previous year, which more than offset the S/ 9.1 million decrease in interest and similar income.

Net fee income from financial services was S/ 197.0 million, a S/ 33.0 million, or 20.1%, increase compared to 2020.

Other income was S/ 136.1 million, a S/ 29.5 million or 27.7% increase when compared to 2020, mainly attributable to positive mark-to-market valuations on investments.

Other expenses increased S/ 15.4 million, or 12.0% in 2021, mainly explained by incremental salaries and employee benefits, associated with promotions and recruitment of new employees, in addition to the effect of a higher foreign exchange rate in the cost base between periods.

4Q21 Performance

Inteligo posted a loss of S/ 76.6 million in 4Q21, compared to profits of S/ 183.7 million in 3Q21 and S/ 154.7 million in 4Q20.

24

The main driver behind the 4Q21 performance was the higher volatility of global financial markets during the second half of the quarter, which resulted in a negative impact from mark-to-market conditions in Inteligo’s proprietary portfolio.

From a business development perspective, Inteligo’s prospection process continued to show positive results in terms of new account openings and assets under management growth in Private Wealth Management. However, these results were offset by outflows in mutual funds and the effect of a sequentially lower foreign exchange rate in the last quarter of the year. Consequently, Inteligo’s AUM decreased 2.6% QoQ but grew 9.5% YoY as of December 31, 2021.

Wealth Management Segment’s P&L Statement

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income	51.1	36.7	40.5	10.5%	(20.7)%
Interest and similar expenses	(10.8)	(10.6)	(10.1)	(4.7)%	(5.9)%
Net interest and similar income	40.4	26.1	30.4	16.6%	(24.7)%
Impairment loss on loans, net of recoveries	0.0	(2.1)	(0.4)	(81.2)%	n.m.
Recovery (loss) due to impairment of financial investments	8.1	0.1	(1.2)	n.m.	n.m.
Net interest and similar income after impairment loss	48.5	24.1	28.8	19.5%	(40.6)%
Fee income from financial services, net	40.5	50.4	48.1	(4.7)%	18.8%
Other income	106.9	146.6	(110.5)	n.m.	n.m.
Other expenses	(39.2)	(36.8)	(40.3)	9.5%	2.8%
Income before translation result and income tax	156.6	184.4	(74.0)	n.m.	n.m.
Translation result	1.9	2.0	(2.5)	n.m.	n.m.
Income tax	(3.9)	(2.6)	(0.2)	(93.5)%	(95.7)%
Profit for the period	154.7	183.7	(76.6)	n.m.	n.m.
ROAE	62.8%	56.7%	n.m.
Efficiency ratio	20.6%	16.2%	n.m.

ASSETS UNDER MANAGEMENT & DEPOSITS

AUM reached S/ 22,981 million in 4Q21, a S/ 605 million or 2.6% decrease QoQ but a S/ 1,992 million or 9.5% growth YoY. The quarterly reduction in AUM was due to outflows in mutual funds and a lower foreign exchange rate between periods. The annual increase was mainly explained by new account openings because of strong prospection and client conversion strategies at Inteligo.

Client deposits were S/ 4,171.8 million in 4Q21, a decrease of S/ 667.7 million QoQ, but an increase of S/ 1,316.3 million or 46.1% YoY. The quarterly reduction was mainly related to the conversion of client deposits into AUMs. The annual increase was due to the same factors explaining the increase of AUM, as mentioned in the previous paragraph.

NET INTEREST AND SIMILAR INCOME

Net interest and similar income

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Interest and similar income
Due from banks and inter-bank funds	1.1	2.1	2.0	(3.1)%	81.5%
Financial Investments	34.2	18.5	22.1	19.4%	(35.3)%
Loans	15.9	16.1	16.4	1.9%	3.5%
Total interest and similar income	51.1	36.7	40.5	10.5%	(20.7)%
Interest and similar expenses
Deposits and obligations	(10.4)	(9.8)	(9.5)	(3.3)%	(8.6)%
Due to banks and correspondents	(0.3)	(0.8)	(0.6)	(22.6)%	73.2%
Total interest and similar expenses	(10.8)	(10.6)	(10.1)	(4.7)%	(5.9)%
Net interest and similar income	40.4	26.1	30.4	16.6%	(24.7)%

25

Inteligo’s net interest and similar income was S/ 30.4 million in 4Q21, a S/ 4.3 million, or 16.6% increase when compared with 3Q21. This was mainly explained by incremental dividends received from investments during the quarter and interest income from regular loans.

Net interest and similar income decreased S/ 10.0 million or 24.7% YoY, mainly attributed to lower interest income from Inteligo’s investment portfolio.

FEE INCOME FROM FINANCIAL SERVICES

Fee income from financial services, net

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Income
Brokerage and custody services	2.2	2.6	3.0	18.2%	34.8%
Funds management	38.6	48.3	45.4	(5.9)%	17.6%
Total income	40.9	50.8	48.5	(4.7)%	18.6%
Expenses
Brokerage and custody services	(0.2)	(0.2)	(0.2)	(15.9)%	13.2%
Others	(0.3)	(0.2)	(0.2)	23.7%	(21.9)%
Total expenses	(0.4)	(0.4)	(0.4)	1.1%	(8.5)%
Fee income from financial services, net	40.5	50.4	48.1	(4.7)%	18.8%

Net fee income from financial services was S/ 48.1 million in 4Q21, a decrease of S/ 2.3 million, or 4.7% when compared to the previous quarter, mainly affected by a lower foreign exchange rate between periods. In dollar terms, results were relatively stable following steady trading volumes and recurring fees from clients.

On a YoY basis, net fee income from financial services increased S/ 7.6 million, or 18.8%, mainly explained by higher fund management fees and higher brokerage fees due to increased trading volumes, triggered by higher price volatility and client appetite for investing or rebalancing portfolios.

OTHER INCOME

Other income

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Net gain on sale of financial investments	23.3	8.8	13.0	47.0%	(44.3)%
Net trading gain (loss)	84.6	141.5	(120.4)	n.m.	n.m.
Other	(1.0)	(3.7)	(3.1)	(16.8)%	n.m.
Total other income	106.9	146.6	(110.5)	n.m.	n.m.

26

Inteligo’s other income (loss) reached S/ -110.5 million in 4Q21, a decrease of S/ 257.1 million QoQ and S/ 217.4 million YoY, mainly attributable to negative mark-to-market valuations and unrealized losses on Inteligo’s proprietary portfolio during the second half of the quarter.

OTHER EXPENSES

Other expenses

S/ million	4Q20	3Q21	4Q21	%chg QoQ	%chg YoY
Salaries and employee benefits	(24.0)	(21.9)	(23.1)	5.5%	(3.8)%
Administrative expenses	(11.2)	(10.4)	(12.4)	19.1%	11.0%
Depreciation and amortization	(3.6)	(3.9)	(4.4)	11.6%	22.4%
Other	(0.5)	(0.6)	(0.5)	(23.1)%	(1.8)%
Total other expenses	(39.2)	(36.8)	(40.3)	9.5%	2.8%
Efficiency ratio	20.6%	16.2%	n.m.

Other expenses reached S/ 40.3 million in 4Q21, an increase of S/ 3.5 million, or 9.5% QoQ, mainly due to higher administrative expenses for the quarter after increased operational activity.

On a yearly basis, other expenses increased S/ 1.1 million, or 2.8% YoY, mainly as a result of higher administrative expenses, in addition to higher depreciation and amortization for the period.

27

Intercorp Financial Services Inc. and Subsidiaries

Interim consolidated financial statements as of December 31, 2021 (unaudited) and 2020 (audited) and for the years then ended

Interim consolidated financial statements as of December 31, 2021 (unaudited) and 2020 (audited) and for the years then ended

Content

Interim consolidated financial statements

Interim consolidated statement of financial position	3

Interim consolidated statement of income	4

Interim consolidated statement of other comprehensive income	5

Interim consolidated statement of changes in equity	6

Interim consolidated statement of cash flows	7

Notes to the interim consolidated financial statements	9

Interim consolidated statement of financial position

As of December 31, 2021 (unaudited) and 2020 (audited)

	Note	31.12.2021	31.12.2020
		S/(000)	S/(000)
Assets
Cash and due from banks	4(a)
Non-interest bearing		4,025,873	3,397,663
Interest bearing		12,488,242	14,750,135
Restricted funds		590,350	617,684
		17,104,465	18,765,482
Inter-bank funds	4(e)	30,002	18,105
Financial investments	5	24,547,294	24,277,115
Loans, net:	6
Loans, net of unearned interest		45,070,500	43,504,274
Impairment allowance for loans		(2,064,917)	(2,984,851)
		43,005,583	40,519,423
Investment property	7	1,224,454	1,043,978
Property, furniture and equipment, net		815,118	844,427
Due from customers on acceptances		152,423	16,320
Intangibles and goodwill, net		1,044,749	1,042,585
Other accounts receivable and other assets, net	8	1,887,454	1,355,029
Deferred Income Tax asset, net		142,367	353,565
Total assets		89,953,909	88,236,029
Liabilities and equity
Deposits and obligations	9
Non-interest bearing		9,270,255	9,354,487
Interest bearing		39,627,689	37,794,788
		48,897,944	47,149,275
Inter-bank funds	4(e)	—	28,971
Due to banks and correspondents	10	8,522,849	9,660,877
Bonds, notes and other obligations	11	8,389,672	7,778,751
Due from customers on acceptances		152,423	16,320
Insurance contract liabilities	12	11,958,058	12,501,723
Other accounts payable, provisions and other liabilities	8	2,477,601	2,146,152
Deferred Income Tax liability, net		—	11
Total liabilities		80,398,547	79,282,080
Equity, net	13
Equity attributable to IFS’s shareholders:
Capital stock		1,038,017	1,038,017
Treasury stock		(3,363)	(2,769)
Capital surplus		532,771	532,771
Reserves		5,200,000	5,200,000
Unrealized results, net		(168,300)	836,773
Retained earnings		2,904,912	1,303,317
		9,504,037	8,908,109
Non-controlling interest		51,325	45,840
Total equity, net		9,555,362	8,953,949
Total liabilities and equity, net		89,953,909	88,236,029

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of income

For the years ended December 31, 2021 (unaudited) and 2020 (audited)

	Note	31.12.2021	31.12.2020
		S/(000)	S/(000)
Interest income and similar items	15	4,605,625	4,664,967
Interest expense and similar items	15	(1,057,937)	(1,192,284)
Net interest income and similar items		3,547,688	3,472,683
Impairment loss on loans, net of recoveries	6(d.1) and (d.2)	(381,577)	(2,393,944)
Recovery (loss) due to impairment of financial investments	5(c)	30,898	(32,904)
Net interest income and similar items after impairment loss		3,197,009	1,045,835
Fee income from financial services, net	16	823,808	723,500
Net gain on foreign exchange transactions		423,022	318,422
Net gain on sale of financial investments		288,923	185,383
Net gain on financial assets at fair value through profit or loss		24,800	165,883
Net gain on investment property	7(b)	79,399	44,929
Other income	17	89,498	62,117
		1,729,450	1,500,234
Insurance premiums and claims
Net premiums earned	18(a)	645,267	514,981
Net claims and benefits incurred for life insurance contracts and others	18(b)	(917,346)	(794,051)
		(272,079)	(279,070)
Other expenses
Salaries and employee benefits		(807,382)	(749,246)
Administrative expenses		(965,505)	(748,617)
Depreciation and amortization		(280,372)	(268,750)
Other expenses	17	(209,510)	(144,047)
		(2,262,769)	(1,910,660)
Income before translation result and Income Tax		2,391,611	356,339
Translation result		(89,320)	(45,723)
Income Tax	14(e)	(502,112)	72,933
Net profit for the year		1,800,179	383,549
Attributable to:
IFS’s shareholders		1,790,155	383,259
Non-controlling interest		10,024	290
		1,800,179	383,549
Earnings per share attributable to IFS’s shareholders, basic and diluted (stated in Soles)	19	15.510	3.320
Weighted average number of outstanding shares (in thousands)	19	115,419	115,447

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of other comprehensive income

For the years ended December 31, 2021 (unaudited) and 2020 (audited)

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Net profit for the year	1,800,179	383,549
Other comprehensive income that will not be reclassified to the consolidated statement of income in subsequent periods:
Revaluation of gains on equity instruments at fair value through other comprehensive income	146,161	8,176
Income Tax	(31)	(36)
Total unrealized gain that will not be reclassified to the consolidated statement of income	146,130	8,140
Other comprehensive income to be reclassified to the consolidated statement of income in subsequent periods:
Net movement of debt instruments at fair value through other comprehensive income	(2,282,111)	635,669
Income Tax	8,404	(2,643)
	(2,273,707)	633,026
Insurance premiums reserve	1,392,280	(332,536)
Net movement of cash flow hedges	97,943	(17,968)
Income Tax	(15,696)	3,559
	82,247	(14,409)
Translation of foreign operations	95,674	76,935
Total unrealized (loss) gain to be reclassified to the consolidated statement of income in subsequent periods	(703,506)	363,016
Total other comprehensive income for the year, net of Income Tax	1,242,803	754,705
Attributable to:
IFS’s shareholders	1,236,980	752,973
Non-controlling interest	5,823	1,732
	1,242,803	754,705

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of changes in equity

For the years ended December 31, 2021 (unaudited) and 2020 (audited)

						Attributable to IFS’s shareholders
								Unrealized results, net
	Number of shares						Instruments that will not be reclassified to the consolidated statement of income	Instruments that will be reclassified to the consolidated statement of income
	Issued	In treasury	Capital stock	Treasury stock	Capital surplus	Reserves	Equity instruments at fair value	Debt instruments at fair value	Insurance premiums reserves	Cash flow hedges reserve	Translation of foreign operations	Retained earnings	Total	Non-controlling interest	Total equity, net
	(in thousands)	(in thousands)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Balances as of January 1, 2020	115,447	(1)	1,038,017	(196)	530,456	4,700,000	264,883	1,036,159	(923,855)	(22,758)	88,476	2,145,688	8,856,870	46,578	8,903,448
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	383,259	383,259	290	383,549
Other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	—	369,714	1,442	371,156
Total other comprehensive income	—	—	—	—	—	—	8,175	630,944	(331,990)	(14,350)	76,935	383,259	752,973	1,732	754,705
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(698,228)	(698,228)	—	(698,228)
Purchase of treasury stock, Note 13(b)	—	(23)	—	(2,573)	—	—	—	—	—	—	—	—	(2,573)	—	(2,573)
Transfer of retained earnings to reserves, Note 13(e)	—	—	—	—	—	500,000	—	—	—	—	—	(500,000)	—	—	—
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,432)	(2,432)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	24,154	—	—	—	—	(24,154)	—	(40)	(40)
Others	—	—	—	—	2,315	—	—	—	—	—	—	(3,248)	(933)	2	(931)
Balance as of December 31, 2020	115,447	(24)	1,038,017	(2,769)	532,771	5,200,000	297,212	1,667,103	(1,255,845)	(37,108)	165,411	1,303,317	8,908,109	45,840	8,953,949
Net profit for the year	—	—	—	—	—	—	—	—	—	—	—	1,790,155	1,790,155	10,024	1,800,179
Other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	—	(553,175)	(4,201)	(557,376)
Total other comprehensive income	—	—	—	—	—	—	145,899	(2,266,729)	1,389,995	81,986	95,674	1,790,155	1,236,980	5,823	1,242,803
Declared and paid dividends, Note 13(a)	—	—	—	—	—	—	—	—	—	—	—	(633,853)	(633,853)	—	(633,853)
Purchase of treasury stock, Note 13(b)	—	(5)	—	(594)	—	—	—	—	—	—	—	—	(594)	—	(594)
Dividends paid to non-controlling interest of Subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	(328)	(328)
Sale of equity instruments at fair value through other comprehensive income	—	—	—	—	—	—	(451,898)	—	—	—	—	451,898	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	—	(6,605)	(6,605)	(10)	(6,615)
Balance as of December 31, 2021	115,447	(29)	1,038,017	(3,363)	532,771	5,200,000	(8,787)	(599,626)	134,150	44,878	261,085	2,904,912	9,504,037	51,325	9,555,362

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statement of cash flows

For the years ended December 31, 2021 (unaudited) and 2020 (audited)

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Cash flows from operating activities
Net profit for the year	1,800,179	383,549
Plus (minus) adjustments to net profit
Impairment loss on loans, net of recoveries	381,577	2,393,944
(Recovery) loss due to impairment of financial investments	(30,898)	32,904
Depreciation and amortization	280,372	268,750
Provision for sundry risks	14,872	4,918
Deferred Income Tax	205,752	(308,068)
Net gain on sale of financial investments	(288,923)	(185,383)
Net gain of financial assets at fair value through profit or loss	(24,800)	(165,883)
Gain for valuation of investment property	(21,969)	(5,438)
Translation result	89,320	45,723
Increase in accrued interest receivable	(16,108)	(207,474)
Decrease in accrued interest payable	(63,839)	(13,692)
Net changes in assets and liabilities
Net increase in loans	(2,949,964)	(5,663,256)
Net increase in other accounts receivable and other assets	(200,704)	(129,457)
Net decrease in restricted funds	19,146	620,292
Increase in deposits and obligations	1,893,763	9,138,664
(Decrease) increase in due to banks and correspondents	(1,138,320)	5,672,189
Increase in other accounts payable, provisions and other liabilities	2,150,274	1,344,951
Increase of investments at fair value through profit or loss	(659,972)	(233,680)
Net cash provided by operating activities	1,439,758	12,993,553

The accompanying notes are an integral part of these interim consolidated financial statements.

Interim consolidated statements of cash flows (continued)

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Cash flows from investing activities
Net sale of financial investments	(1,911,799)	(3,737,749)
Purchase of property, furniture and equipment	(84,468)	(52,371)
Purchase of intangible assets	(172,545)	(196,056)
Purchase of investment property	(156,892)	(61,243)
Net cash used in investing activities	(2,325,704)	(4,047,419)
Cash flows from financing activities
Dividends paid	(633,853)	(698,228)
Issuance of bonds, notes and other obligations	—	1,150,000
Payment of bonds, notes and other obligations	(91,000)	(837,400)
Net (increase) decrease in receivable inter-bank funds	(11,897)	66,901
Net decrease in payable inter-bank funds	(28,971)	(140,167)
Purchase of treasury stock, net	(594)	(2,573)
Dividend payments to non-controlling interest	(328)	(2,202)
Lease payments	(93,379)	(89,162)
Net cash used in financing activities	(860,022)	(552,831)
Net (decrease) increase in cash and cash equivalents	(1,745,968)	8,393,303
Loss from exchange rate variation on cash and cash equivalents	110,814	(99,113)
Cash and cash equivalents at the beginning of the year	18,145,919	9,851,729
Cash and cash equivalents at the end of the year	16,510,765	18,145,919

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the interim consolidated financial statements

As of December 31, 2021 (unaudited) and 2020 (audited)

1.	Business activity
(a)	Business activity -

Intercorp Financial Services Inc. and Subsidiaries (henceforth "IFS", “the Company” or “the Group”), is a limited liability holding company incorporated in the Republic of Panama on September 19, 2006, and is a Subsidiary of Intercorp Peru Ltd. (henceforth “Intercorp Peru”), a holding Company incorporated in 1997 in the Commonwealth of the Bahamas. As of December 31, 2021, Intercorp Peru holds directly and indirectly 70.65 percent of the issued capital stock of IFS, equivalent to 70.64 percent of the outstanding capital stock of IFS (70.64 percent of the issued and outstanding capital stock of IFS, as of December 31, 2020).

IFS’s legal domicile is located at Av. Carlos Villarán 140 Urb. Santa Catalina, La Victoria, Lima, Peru.

As of December 31, 2021 and 2020, IFS holds 99.30 percent of the capital stock of Banco Internacional del Peru S.A.A. – Interbank (henceforth “Interbank”), 99.84 percent of the capital stock of Interseguro Compañía de Seguros S.A. (henceforth “Interseguro”), 100 percent of the capital stock of Inteligo Group Corp. (henceforth “Inteligo”).

The operations of Interbank and Interseguro are concentrated in Peru, while the operations of Inteligo and its Subsidiaries (Interfondos S.A. Sociedad Administradora de Fondos, Inteligo Sociedad Agente de Bolsa S.A. and Inteligo Bank Ltd.) are mainly concentrated in Peru and Panama.

The interim consolidated financial statements as of December 31, 2021, have been approved by the Audit Committee and Board of Directors held on February 09 and February 10, 2022, respectively. The audited consolidated financial statements as of December 31, 2020, were approved by the General Shareholders’ Meeting held on March 31, 2021.

(b)Global pandemic Covid-19 –

(b.1)State of National and Sanitary Emergency

In December 2019, a new coronavirus strain (SARS-CoV-2) was identified in Wuhan, China, which causes the coronavirus disease 2019 known as “Covid-19”, and subsequently, in March 2020, it was declared a global pandemic by the World Health Organization. Covid-19 has had a significant impact on the world economy. Many countries imposed travel bans, social isolation, and even people in many places have been and are subject to quarantine measures.

In Peru, in March 2020, the Government declared a State of National and Sanitary Emergency ordering the closure of borders, mandatory social isolation, the closure of businesses considered non-essential (the exceptions were the production, distribution and commercialization of food and pharmaceuticals, financial services and healthcare), among other measures related to the health and well-being of citizens.

In May 2020, through Supreme Decree No. 080-2020, the government approved the gradual resumption of economic activities in order to mitigate the economic negative effects of the pandemic. The proposed reactivation would be in four phases based on the impact of each sector on the economy, being mining and industry, construction, services and tourism and commerce the first ones to restart, followed by manufacturing. The last phase had considered the reopening of the entertainment sector with reduced capacity.

As of the date of this report, the State of National Emergency has been extended until February 28, 2021, as provided through Supreme Decree No. 010-2022-PCM.

(b.2)Economic measures adopted by the Peruvian Government

Within this context, the Ministry of Economy and Finance (henceforth “MEF”), the Central Reserve Bank of Peru (henceforth “BCRP”) and the Superintendence of Banking and Insurance and private Pension Fund

Administrators (henceforth “SBS”), activated extraordinary measures aimed to alleviate the financial and economic impact of Covid-19, in particular on customers of the financial system (due to the closure of most sectors of economic activity), as well as some additional measures focused on securing the continuity of the economy’s payment chain.

The main measures implemented in the financial system are related to facilities for loan rescheduling (payment deferrals), suspension of counting of past due days, partial or total withdrawal of deposits from compensation from service time accounts, setting of Repo operations with the BCRP and the launching of credit programs guaranteed by the Peruvian Government, such as “Reactiva Peru”, created through Legislative Decree No. 1455-2020 and expanded through Supreme Decree No. 1485-2020,  which has the purpose to secure the continuity of companies’ payment chain to face the impact of Covid-19.

Such program grants guarantees to companies to obtain working capital loans and thus fulfill their short-term obligations to their workers and suppliers of goods and services. This program manages guarantees for the Peruvian financial system whose total amounted to S/60,000 million.

As of December 31, 2021 and 2020, Interbank held loans of the “Reactiva Peru” program for an amount of S/4,896,137,000 and S/6,615,768,000, respectively, out of which S/4,421,999,000 and S/5,855,826,000, respectively, are guaranteed by the Peruvian Government.

(b.3)Measures adopted by the Company and Subsidiaries

Management and the Board of IFS monitors the situation closely and is focusing on four fundamental pillars which is going to allow the continuity of its operations; taking the following measures in each one of these pillars:

i)Liquidity and solvency

Active participation in the BCRP’s daily operations, thus raising funds through loan reporting operations represented by securities. These funds were aimed to loans under the “Reactiva Peru” program, which in turn allowed a higher collection in the levels of deposits. Likewise, in order to strengthen its capital and regulatory capital to face with the volatile environment, the Group implemented the following measures:

Interbank:

-

The General Shareholders’ Meeting of Interbank held on April 3, 2020, approved the reduction in the percentage of distributable dividends for the 2019 period, from 45 percent to 25 percent. In addition, through the General Shareholders’ Meeting held on March 25, 2021, approved the capitalization of the net profit generated in the first quarter of 2020 for S/231,887,000.

-	On June 30, 2020, Interbank placed an International subordinated bonds for US$300,000,000.

Interseguro:

-On September 30, 2020, Interseguro placed subordinated bonds for US$25,000,000.

-	Later in General Shareholders’ Meeting held on December 24, 2020, Interseguro approved the capitalization of S/48,148,000 with charge to the retained earnings.
-	Through the General Shareholders’ Meeting held on March 09, 2021, Interseguro approved the capitalization of S/62,962,963.

ii)Operations

In order to sustain the Group’s operations, the following measures have been taken:

-Provide to employees with technological tools

-Implementation of new protocols for business continuity under the current circumstances

-Monitoring of supplier operations related to the supply of cash

-Reinforcement of IT systems and cybersecurity

iii) Distribution channels

-Financial stores – implementation of flexible opening hours

-ATMs – Maintenance and cash availability of cash at full capacity

-Call center – Increase of telephone operators

-Apps and home banking

iv) Employees

-Implementation of Covid-19 protocols and health surveillance

-Home office implementation

-	Testing kits to detect Covid-19 acquired for the Group’s employees and daily health tracking in case of contagion

In Management’s opinion, these and other additional measures implemented will sufficiently enable IFS to address the negative effects of the Covid-19 pandemic.

2.	Subsidiaries

IFS’s Subsidiaries are the following:

(a)Banco Internacional del Peru S.A.A. - Interbank and Subsidiaries -

Interbank is incorporated in Peru and is authorized by the Superintendence of Banking, Insurance and Private Pension Funds (henceforth “SBS”, by its Spanish acronym) to operate as a universal bank in accordance with Peruvian legislation. The Bank's operations are governed by the General Act of the Banking and Insurance System and Organic Act of the SBS – Act No. 26702 (henceforth “the Banking and Insurance Act”), that establishes the requirements, rights, obligations, restrictions and other operating conditions that financial and insurance entities must comply with in Peru.

As of December 31, 2021, Interbank had 189 offices (215 offices as of December 31, 2020). Additionally, IFS holds approximately 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Internacional de Títulos Sociedad Titulizadora S.A. - Intertítulos S.T.	Manages securitization funds.
Compañía de Servicios Conexos Expressnet S.A.C.	Services related to credit card transactions or products related to the brand “American Express”.

(b)Interseguro Compañía de Seguros S.A. and Subsidiary -

Interseguro is incorporated in Peru and its operations are governed by the Banking and Insurance Act. It is authorized by the SBS to issue life and general risk insurance contracts.

Interseguro holds participations in Patrimonio Fideicometido D.S.093-2002-EF, Interproperties Peru (henceforth “Patrimonio Fideicometido – Interproperties Peru”), that is a structured entity, incorporated in April 2008, and in which several investors (related parties to the Group) contributed investment properties. Each investor or investors have ownership of and specific control over the contributed investment property. The fair values of the properties contributed by Interseguro, which were included in this structured entity as of December 31, 2021 and 2020, amounted to S/71,302,000 and S/118,892,000, respectively. For accounting purposes and under IFRS 10 “Consolidated Financial Statements” the assets included in said structure are considered “silos”, because they are ring-fenced parts of the wider structured entity (the Patrimonio Fideicometido - Interproperties Peru). The Group has ownership and decision-making power over these properties and the Group has the exposure or rights to their returns; therefore, the Group has consolidated the silos containing the investment properties that it controls.

(c)Inteligo Group Corp. and Subsidiaries -

Inteligo Group is an entity incorporated in the Republic of Panama. As of December 31, 2021 and 2020, it holds 100 percent of the shares of the following Subsidiaries:

Entity	Activity

Inteligo Bank Ltd.

It is incorporated in The Commonwealth of the Bahamas and has a branch established in the Republic of Panama that operates under an international license issued by the Superintendence of Banks of the Republic of Panama. Its main activity is to provide private and institutional banking services, mainly to Peruvian citizens.

Inteligo Sociedad Agente de Bolsa S.A.	Brokerage firm incorporated in Peru.
Inteligo Peru Holding S.A.C.

Financial holding company incorporated in Peru in December 2018. As of December 31, 2021 and 2020, it holds 99.99 percent interest in Interfondos S.A. Sociedad Administradora de Fondos, company that manages mutual funds and investment funds.

Inteligo USA, Inc.	Incorporated in the United States of America in January 2019. Provides investment consultancy and related services.

(d)Negocios e Inmuebles S.A. and Holding Retail Peru S.A. -

These entities were acquired by IFS as part of the purchase of Seguros Sura and Hipotecaria Sura in 2017. In April 2021, Negocios e Inmuebles S.A. (absorbing company) merged with Holding Retail Peru S.A. (absorbed company), the latter being extinguished without the need to liquidate. As of December 31, 2021, Negocios e Inmuebles S.A., holds 8.50 percent of Interseguro’s capital stock (as of December 31, 2020, as a result of the merger between Interseguro and Seguros Sura, Negocios e Inmuebles S.A. and Holding Retail Peru S.A. held 8.50 percent of Interseguro’s capital stock).

(e)San Borja Global Opportunities S.A.C. -

Its corporate purpose is the marketing of products and services through Internet, telephony or related and it operates under the name of Shopstar, an online marketplace, dedicated to the sale of products from different stores locally.

(f)IFS Digital S.A.C. -

Entity incorporated in August 2020, its corporate purpose is to perform any type of investments and related services.

3.	Significant accounting policies

3.1Basis of presentation and use of estimates –

The interim consolidated financial statements as of December 31, 2021 and 2020, have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s consolidated audited financial statements as of December 31, 2020 and 2019 (henceforth “Annual Consolidated Financial Statements”).

The accompanying interim consolidated financial statements have been prepared on a historical cost basis, except for investment property, derivative financial instruments, financial investments at fair value through profit or loss and through other comprehensive income, which have been measured at fair value. The interim consolidated financial statements are presented in Soles, which is the functional currency of the Group, and all values are rounded to the nearest thousand (S/(000)), except when otherwise indicated.

The preparation of the interim consolidated financial statements, in accordance with the International Financial Reporting Standards (henceforth “IFRS”) as issued by the International Accounting Standards Board (IASB), requires Management to make estimations and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of significant events in the notes to the interim consolidated financial statements.

In that sense, the estimates and criteria are continually assessed and are based on historical experience, as well as other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Existing circumstances and assumptions about future developments, however, may change due to markets’ behavior or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates. The most significant estimates comprised in the accompanying interim consolidated financial statements are related to the calculation of the impairment of the portfolio of loan and financial investments, the measurement of the fair value of the financial investments and investment property, the assessment of the impairment of goodwill, the liabilities for insurance contracts and measurement of the fair value of derivative financial instruments; also, there are other estimates such as provisions for litigation, the estimated useful life of intangible assets and property, furniture and equipment, the estimation of deferred Income Tax and the determination of the terms and estimation of the interest rate of the lease contracts.

3.2Basis of consolidation –

The interim consolidated financial statements of IFS comprise the financial statements of Intercorp Financial Services Inc. and Subsidiaries. The method adopted by IFS to consolidate information with its Subsidiaries is described in Note 3.3 to the Annual Consolidated Financial Statements.

4.	Cash and due from banks and inter-bank funds
(a)	The detail of cash and due from banks is as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Cash and clearing (b)	2,457,780	2,152,432
Deposits in the BCRP (b)	10,445,851	14,102,067
Deposits in banks (c)	3,607,134	1,891,420
Accrued interest	3,350	1,879
	16,514,115	18,147,798
Restricted funds (d)	590,350	617,684
Total	17,104,465	18,765,482
(b)

In accordance with rules in force, Interbank is required to maintain a legal reserve in order to honor its obligations with                                      the public. This reserve is comprised of funds kept in Interbank and in the BCRP.

The legal reserve funds maintained in the BCRP are non-interest bearing, except for the part that exceeds the minimum reserve required. As of December 31, 2021, Interbank maintained excess reserves in foreign currency, whose funds did not accrue interest in US Dollars and did not maintain excess reserves in national currency. As of December 31, 2020, the excess in foreign currency accrued interest in US Dollars at an annual average rate of 0.01 percent and did not maintain excess reserves in national currency.

In Group Management’s opinion, Interbank has complied with the requirements established by the rules in force related to the computation of the legal reserve.

(c)	Deposits in domestic banks and abroad are mainly in Soles and US Dollars, they are freely available and accrue interest at market rates.

(d)	The Group maintains restricted funds related to:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Repurchase agreements with BCRP (*)	419,410	542,922
Derivative financial instruments	121,613	70,559
Inter-bank transfers (**)	47,227	—
Others	2,100	4,203
Total	590,350	617,684

(*)

As of December 31, 2021, corresponds to deposits maintained in the BCRP which guarantee agreements amounting to S/370,000,000 (guaranteed agreements amounting to S/520,000,000 as of December 31, 2020); see Note 10(b).

(**)	Funds held at BCRP to guarantee transfers made through the Electronic Clearing House ("CCE", by its Spanish acronym).

The balance of cash and cash equivalents presented in the consolidated statements of cash flows exclude restricted funds and accrued interest.

(e)	Inter-bank funds -

Corresponds to loans made between financial institutions with maturity, in general, minor than 30 days. As of December 31, 2021, Inter-bank funds assets accrued interest at an annual rate of 2.50 percent in national currency. As of December 31, 2020, Inter-bank funds assets accrued interest at an annual rate of 0.25 percent in foreign currency and Inter-bank funds liabilities accrued interest at an annual rate of 0.25 percent in foreign currency and did not have specific guarantees.

5.	Financial investments
(a)	This caption is made up as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Debt instruments measured at fair value through other comprehensive income (b) and (c)	17,629,787	17,902,352
Investments at amortized cost (d)	3,225,174	2,650,930
Investments at fair value through profit or loss (e)	2,706,271	2,042,777
Equity instruments measured at fair value through other comprehensive income (f)	623,718	1,373,548
Total financial investments	24,184,950	23,969,607
Accrued income
Debt instruments measured at fair value through other comprehensive income (b)	291,488	251,140
Investments at amortized cost (d)	70,856	56,368
Total financial investments plus accrued interest	24,547,294	24,277,115

(b)	Following is the detail of debt instruments measured at fair value through other comprehensive income:

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gain	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2021
Corporate, leasing and subordinated bonds (*)	8,125,394	326,929	(300,143)	8,152,180	Jan-22 / Feb-97	0.31	12.48	0.74	23.15
Sovereign Bonds of the Republic of Peru	7,374,357	44	(655,048)	6,719,353	Aug-24 / Feb-55	3.03	6.91	—	—
Negotiable Certificates of Deposit issued by BCRP	1,620,741	131	(721)	1,620,151	Jan-22 / Mar-23	0.04	2.28	—	—
Global Bonds of the Republic of Peru	537,871	—	(11,148)	526,723	Jul-25 / Dec-32	—	—	1.81	2.83
Bonds guaranteed by the Peruvian Government	529,142	7,973	(12,710)	524,405	Oct-24 / Oct-33	3.35	5.51	3.53	7.62
Global Bonds of the Republic of Colombia	88,180	—	(1,205)	86,975	Mar-23 / Feb-24	—	—	1.93	2.48
Total	18,275,685	335,077	(980,975)	17,629,787
Accrued interest				291,488
Total				17,921,275

		Unrealized gross amount				Annual effective interest rates
	Amortized			Estimated		S/		US$
	cost	Gain	Losses (c)	fair value	Maturity	Min	Max	Min	Max
	S/(000)	S/(000)	S/(000)	S/(000)		%	%	%	%
As of December 31, 2020
Corporate, leasing and subordinated bonds (*)	8,031,775	1,046,789	(121,797)	8,956,767	Mar-21 / Feb-97	0.04	13.33	0.44	10.73
Sovereign Bonds of the Republic of Peru	5,765,074	589,423	(154)	6,354,343	Aug-24 / Feb-55	0.15	6.13	—	—
Negotiable Certificates of Deposit issued by BCRP	1,279,644	4,087	(5)	1,283,726	Jan-21 / Mar-23	0.25	2.28	—	—
Bonds guaranteed by the Peruvian Government	566,915	79,762	—	646,677	Oct-24 / Jul-34	0.58	2.61	2.64	4.24
Global Bonds of the Republic of Peru	491,791	9,189	—	500,980	Jul-25 / Dic-32	—	—	1.04	1.79
Global Bonds of the Republic of Colombia	157,405	2,454	—	159,859	Jul-21 / Feb-24	—	—	0.25	1.38
Total	16,292,604	1,731,704	(121,956)	17,902,352
Accrued interest				251,140
Total				18,153,492

(*)

As of December 31, 2021 and 2020, Inteligo holds corporate bonds and mutual funds from different entities for approximately S/391,616,000 and S/393,364,000, respectively, which guarantee loans with Credit Suisse First Boston and Bank J. Safra Sarasin; see Note 10(a).

(c)

The Group, according to the business model applied to these debt instruments, has the capacity to hold these investments for a sufficient period that allows the early recovery of the fair value, up to the maximum period for the early recovery or the due date.

Following is the movement of the provision for expected credit loss for these debt instruments, measured at fair value through other comprehensive income:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Expected credit loss at the beginning of the year	71,560	34,743
New assets originated or purchased	952	120
Assets derecognized or matured (excluding write-offs)	(820)	(8,879)
Effect on the expected credit loss due to the change of the stage during the year	586	7,646
(Recovery) impairment loss	(33,198)	37,595
Others	1,582	(3,578)
(Recovery) loss due to impairment on financial investments	(30,898)	32,904
Effect of foreign exchange variation	436	3,913
Expected credit loss at the end of the year	41,098	71,560

(d)

As of December 31, 2021 and 2020, the balance of investments at amortized cost corresponds to Sovereign Bonds of the Republic of Peru issued in Soles, for S/3,296,030,000 and S/2,707,298,000, respectively, including accrued interest. Said investments present low credit risk and the expected credit loss is not significant.

As of December 31, 2021 and 2020, these investments have maturities between September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 6.58 percent and estimated fair value amounting to approximately S/3,181,392,000 (as of December 31, 2020, these investments have maturity dates that range from September 2023 to August 2037, have accrued interest at effective annual rates ranging from 4.29 percent and 5.15 percent and estimated fair value amounting to approximately S/2,988,539,000).

As of December 31, 2021 and 2020, Interbank keeps loans with the BCRP that are guaranteed with these sovereign bonds, classified as restricted, for approximately S/1,643,293,000 and S/1,071,740,000, respectively; see Note 10(a).

(e)	The composition of financial instruments at fair value through profit or loss is as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Equity instruments	2,666,884	1,779,547
Debt instruments	39,387	263,230
Total	2,706,271	2,042,777

(f)

As of December 31, 2021 and 2020, it corresponds to investments in shares in the biological sciences, energy, financial and massive consumption sectors that are listed on the domestic and foreign markets.

(g)

In October 2021, the Group sold the 2,396,920 shares it held in InRetail Peru Corp., which represented 2.33 percent of its capital stock. The sale was trade through Lima Stock Exchange, at market value for a total amount of US$84,108,000, equivalent to S/341,646,000. Since the acquisition date, the Group had recorded a cumulative gain on valuation for approximately S/270,993,000; due to the sale, said gain was recorded as a decrease in the caption “Unrealized results, net” and an increase in the caption “Retained earnings” of the interim consolidated statements of changes in equity.

(h)	The Group rates its financial assets into Stage 1, Stage 2 and Stage 3, as described below:

Stage 1: When the financial assets are first recognized, the Group recognizes an allowance based on 12 months ECLs. Stage 1 also includes financial assets whose credit risk has improved and the loan has been reclassified from Stage 2.

Stage 2: When a financial asset has shown a significant increase in credit risk since origination, the Group records an allowance for the lifetime ECLs. Stage 2 also includes financial assets whose credit risk has improved and the financial asset has been reclassified from Stage 3.

Stage 3: Financial assets considered credit -impaired. The Group records an allowance for the lifetime financial asset.

For more information, see Note 30.1 of the Annual Consolidated Financial Statements.

Below are the debt instruments measured at fair value through other comprehensive income and investments at amortized cost according to the stages indicated by IFRS 9 as of December 31, 2021 and 2020:

	31.12.2021
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,944,527	—	—	9,944,527
Corporate, leasing and subordinated bonds	7,342,650	809,530	—	8,152,180
Negotiable Certificates of Deposit issued by BCRP	1,620,151	—	—	1,620,151
Global Bonds of the Republic of Peru	526,723	—	—	526,723
Bonds guaranteed by the Peruvian Government	524,405	—	—	524,405
Global Bonds of the Republic of Colombia	—	86,975	—	86,975
Total	19,958,456	896,505	—	20,854,961

	31.12.2020
Debt instruments measured at fair value through other comprehensive income and at amortized cost	Stage 1	Stage 2	Stage 3	Total
	S/(000)	S/(000)	S/(000)	S/(000)
Sovereign Bonds of the Republic of Peru	9,005,273	—	—	9,005,273
Corporate, leasing and subordinated bonds	8,744,627	212,140	—	8,956,767
Negotiable Certificates of Deposit issued by BCRP	1,283,726	—	—	1,283,726
Bonds guaranteed by the Peruvian Government	646,677	—	—	646,677
Global Bonds of the Republic of Peru	500,980	—	—	500,980
Global Bonds of the Republic of Colombia	159,859	—	—	159,859
Total	20,341,142	212,140	—	20,553,282

6.	Loans, net
(a)	This caption is made up as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Direct loans
Loans	35,490,230	34,718,320
Credit cards and other loans (*)	4,814,758	4,379,884
Leasing	1,110,958	1,211,324
Discounted notes	572,334	468,664
Factoring	867,765	571,994
Advances and overdrafts	40,978	39,414
Refinanced loans	236,520	287,119
Past due and under legal collection loans	1,554,679	1,405,185
	44,688,222	43,081,904
Plus (minus)
Accrued interest from performing loans	404,923	445,122
Unearned interest and interest collected in advance	(22,645)	(22,752)
Impairment allowance for loans (d)	(2,064,917)	(2,984,851)
Total direct loans, net	43,005,583	40,519,423
Indirect loans	4,440,458	4,611,931
(*)	Includes non-revolving consumer loans related to credit card lines that, as of December 31, 2021 and 2020, amounted to S/2,536,448,000 and S/2,343,079,000, respectively.

(b)	The classification of the direct loan portfolio is as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Commercial loans	22,118,918	22,001,567
Consumer loans	12,514,499	11,416,175
Mortgage loans	8,552,304	7,721,267
Small and micro-business loans	1,502,501	1,942,895
Total	44,688,222	43,081,904

During the year 2020, the balance of the direct loans includes disbursements made by Interbank within the “Reactiva Peru” program for approximately S/6,617 million, out of which S/5,159 million were granted to clients of its commercial loans and S/1,458 million to clients of its small and micro-business loans. As of December 31, 2021, the balance of loans under said program amounts to S/4,896 million (as of December 31, 2020 amounted to S/6,616 million).

For purposes of estimating the impairment loss in accordance with IFRS 9, the Group's loans is segmented into homogeneous groups that share similar risk characteristics; the Group determined these 3 types of portfolios: Retail Banking (consumer and mortgage loans), Commercial Banking (commercial loans) and Small Business Banking (loans to small and micro-business).

(c)	The following table shows the credit quality and maximum exposure to credit risk based on the credit rating as of December 31, 2021 and 2020. The amounts presented do not consider impairment.

(c.1)Direct loans:

	31.12.2021					31.12.2020
Direct loans	Commercial	Consumer	Mortgage	Small and micro-business	Total	Commercial	Consumer	Mortgage	Small and micro-business	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Not impaired
High grade	17,918,605	7,875,584	5,940,661	698,463	32,433,313	16,633,358	6,824,559	5,471,121	1,395,591	30,324,629
Standard grade	1,510,952	1,302,116	795,558	184,319	3,792,945	3,868,508	1,198,315	567,501	254,780	5,889,104
Sub-standard grade	1,392,873	1,237,877	843,440	183,326	3,657,516	429,130	674,312	589,199	159,466	1,852,107
Past due but not impaired	782,247	625,851	550,855	261,538	2,220,491	833,836	1,015,382	649,966	72,944	2,572,128
Impaired
Individually	41,069	—	—	—	41,069	7,678	—	—	—	7,678
Collectively	473,172	1,473,071	421,790	174,855	2,542,888	229,057	1,703,607	443,480	60,114	2,436,258
Total direct loans	22,118,918	12,514,499	8,552,304	1,502,501	44,688,222	22,001,567	11,416,175	7,721,267	1,942,895	43,081,904

(c.2)Indirect loans:

Indirect loans	31.12.2021	31.12.2020
	S/(000)	S/(000)
Not impaired
High grade	4,224,498	4,398,624
Standard grade	53,098	172,878
Sub-standard grade	137,771	10,367
Past due but not impaired	—	—
Impaired
Individually	12,909	22,607
Collectively	12,182	7,455
Total indirect loans	4,440,458	4,611,931

(d)

The balances of the allowance for impairment of the direct and indirect loan portfolio and the movement of the respective allowance for expected credit loss, calculated according to IFRS 9, is as follows:

(d.1)	Direct loans

	31.12.2021					31.12.2020
Direct loans	Commercial	Consumer	Mortgage	Small and micro-business	Total	Commercial	Consumer	Mortgage	Small and micro-business	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Expected credit loss at the beginning of year balances	237,760	2,413,393	187,984	145,714	2,984,851	146,250	1,058,600	121,682	68,247	1,394,779

Impairment loss on direct loans (*)	116,741	225,606	(36,114)	93,771	400,004	101,443	2,112,853	63,748	98,947	2,376,991
Write-offs	(27,392)	(1,414,948)	(2,419)	(80,335)	(1,525,094)	(27,817)	(868,121)	(4,350)	(25,672)	(925,960)
Recovery of written–off loans	1,404	175,287	—	5,278	181,969	1,756	100,760	—	3,879	106,395
Foreign exchange effect	14,928	2,343	5,749	167	23,187	16,128	9,301	6,904	313	32,646
Expected credit loss at the end of year balances	343,441	1,401,681	155,200	164,595	2,064,917	237,760	2,413,393	187,984	145,714	2,984,851

(d.2)	Indirect loans (substantially, all indirect loans correspond to commercial loans)

Indirect loans	31.12.2021	31.12.2020
	S/(000)	S/(000)
Expected credit loss at beginning of year balances	57,723	39,694

Impairment loss on indirect loans (*)	(18,427)	16,953
Write-offs	—	—
Recovery of written–off loans	—	—
Foreign exchange effect	1,033	1,076
Expected credit loss at the end of year balances	40,329	57,723

(*)

In order to reflect the impact of the uncertainty due to Covid-19 pandemic, see Note 1(b), the Group decided to apply its expert judgment to perform migrations of clients with higher risk from Stage 1 to Stage 2 and Stage 3, and from Stage 2 to Stage 3. These migrations to higher risk stages led to higher provisions for expected losses, during 2020 compared to 2021.

7.	Investment property
(a)	This caption is made up as follows:

	31.12.2021	31.12.2020	Acquisition or construction year	Valuation methodology as of December 31, 2021 and 2020
	S/(000)	S/(000)
Land
San Isidro – Lima	281,535	241,112	2009	Appraisal
San Martín de Porres – Lima	66,408	79,080	2015	Appraisal
Nuevo Chimbote	33,863	—	2021	Appraisal
Sullana	19,818	17,703	2012	Appraisal
Santa Clara – Lima	17,906	14,162	2017	Appraisal
Others	9,680	9,161	-	Appraisal/Cost
	429,210	361,218
Completed investment property - “Real Plaza” Shopping Malls
Talara	32,554	34,982	2015	DCF
	32,554	34,982
Buildings
Orquídeas - San Isidro – Lima	153,452	158,825	2017	DCF
Piura (d)	116,595	107,992	2008/2020	DCF/Appraisal
Ate Vitarte – Lima	116,432	109,980	2006	DCF/Appraisal
Paseo del Bosque (d)	105,398	—	2021	DCF
Chorrillos – Lima	67,043	67,424	2017	DCF
Chimbote	44,212	42,805	2015	DCF
Maestro-Huancayo	31,965	32,395	2017	DCF
Cusco	30,852	31,586	2017	DCF
Panorama – Lima	20,509	20,449	2016	DCF
Pardo y Aliaga – Lima	19,569	21,285	2008	DCF
Trujillo	17,681	18,111	2016	DCF
Cercado de Lima – Lima	16,025	14,697	2017	DCF
Others	22,957	22,229	-	DCF
	762,690	647,778

Total	1,224,454	1,043,978

DCF: Discounted cash flow

i)	As of December 31, 2021 and 2020, there are no liens on investment property.

(b)	The net gain on investment properties as of December 31, 2021 and 2020, consists of the following:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Income from rental of investment property	57,430	39,491
Gain on valuation of investment property	21,969	5,438
Total	79,399	44,929

(c)	The movement of investment property is as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Beginning of period balances	1,043,978	972,096
Additions (d)	156,892	61,243
Valuation gain	21,969	5,438
Others	1,615	5,201
End of year balances	1,224,454	1,043,978

(d)	During 2021, it mainly corresponds to the purchase of the "Paseo del Bosque" building.

8.	Other accounts receivable and other assets, net, and other accounts payable, provisions and other liabilities
(a)	These captions are comprised of the following:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Accounts receivable and other assets
Financial instruments
Accounts receivable related to derivative financial instruments (b)	793,361	395,249
Other accounts receivable, net	455,060	357,783
Operations in process	86,193	93,933
Assets for technical reserves for claims and premiums by reinsurers	52,973	59,235
Accounts receivable from sale of investments	12,366	111,237
Others	22,880	35,952
	1,422,833	1,053,389
Non-financial instruments
Income Tax paid to recover	255,437	149,356
Investments in associates	99,767	70,344
Deferred charges	75,316	52,939
Realizable assets, received as payment and seized through legal actions	26,871	23,224
Prepaid rights to related entity, Note 20(f)	3,399	3,400
Others	3,831	2,377
	464,621	301,640
Total	1,887,454	1,355,029
Other accounts payable, provisions and other liabilities
Financial instruments
Contract liability with investment component	736,637	505,177
Other accounts payable	547,747	421,364
Accounts payable related to derivative financial instruments (b)	413,797	271,326
Lease liabilities	234,946	269,755
Operations in process	169,515	175,194
Workers’ profit sharing and salaries payable	113,874	110,640
Allowance for indirect loan losses, Note 6(d.2)	40,329	57,723
Accounts payable for acquisitions of investments	17,817	185,432
Accounts payable to reinsurers and coinsurers	4,215	7,176
	2,278,877	2,003,787
Non-financial instruments
Taxes payable	76,823	38,853
Provision for other contingencies	64,935	48,711
Deferred income	46,145	46,976
Others	10,821	7,825
	198,724	142,365
Total	2,477,601	2,146,152

(b)	The following table presents, the fair value of derivative financial instruments recorded as assets or liabilities, including their notional amounts as of December 31, 2021 and 2020:

As of December 31, 2021	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	53,421	128,250	8,631,830	—	Between January 2022 and December 2022	—	—
Interest rate swaps	40,139	30,325	2,969,027	—	Between January 2022 and June 2036	—	—
Currency swaps	220,979	162,917	4,162,325	—	Between January 2022 and April 2028	—	—
Cross currency swaps	—	92,299	234,667	—	January 2023	—	—
Options	—	6	1,816	—	Between January 2022 and June 2022	—	—
	314,539	413,797	15,999,665	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	343,535	—	1,758,267	37,251	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	135,287	—	599,700	44,735	October 2027	Senior bonds	Bonds, notes and obligations outstanding
	478,822	—	2,357,967	81,986
	793,361	413,797	18,357,632	81,986

As of December 31, 2020	Assets	Liabilities	Notional amount	Effective part recognized in other comprehensive income during the year	Maturity	Hedged instruments	Caption of the consolidated statement of financial position where the hedged item has been recognized
	S/(000)	S/(000)	S/(000)	S/(000)
Derivatives held for trading -
Forward exchange contracts	23,512	13,935	3,661,038	—	Between January 2021 and December 2022	—	—
Interest rate swaps	140,906	139,531	4,382,535	—	Between May 2021 and June 2036	—	—
Currency swaps	69,007	50,192	2,520,758	—	Between April 2021 and April 2028	—	—
Cross currency swaps	—	67,523	213,125	—	January 2023	—	—
Options	—	145	22,700	—	Between January 2021 and June 2021	—	—
	233,425	271,326	10,800,156	—
Derivatives held as hedges - Cash flow hedges:
Cross currency swaps (CCS)	126,839	—	1,596,861	(10,768)	January 2023	Corporate bonds	Bonds, notes and obligations outstanding
Cross currency swaps (CCS)	34,985	—	543,150	(5,904)	October 2027	Senior bonds	Bonds, notes and obligations outstanding
Interest rate swaps (IRS) (*)	—	—	—	964	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	677	—	—	—
Interest rate swaps (IRS) (*)	—	—	—	681	—	—	—
	161,824	—	2,140,011	(14,350)
	395,249	271,326	12,940,167	(14,350)

(*)As of December 31, 2020, it corresponded to derivative financial instruments whose hedge items were cancelled in 2020.

(i)	As of December 31, 2021 and 2020, certain derivative financial instruments required the establishment of collateral deposits; see Note 4(d).
(ii)

For the designated hedging derivatives shown in the table above, changes in fair values of hedging instruments completely offset the changes in fair values of hedged items; therefore, there has been no hedge ineffectiveness as of December 31, 2021 and 2020.

(iii)

Derivatives held for trading are traded mainly to satisfy clients’ needs. The Group may also take positions with the expectation of profiting from favorable movements in prices or rates. Also, this caption includes any derivatives which do not comply with IFRS 9 hedging accounting requirements.

9.	Deposits and obligations
(a)	This caption is made up as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Saving deposits	22,541,822	17,852,282
Demand deposits	14,433,164	13,832,262
Time deposits	10,954,233	13,534,993
Compensation for service time	962,596	1,923,698
Other obligations	6,129	6,040
Total	48,897,944	47,149,275

(b)	Interest rates applied to deposits and obligations are determined based on the market interest rates.
(c)	As of December 31, 2021 and 2020, approximately S/17,180,174,000 and S/14,020,602,000, respectively, of deposits and obligations are covered by the Peruvian Deposit Insurance Fund.
10.	Due to banks and correspondents
(a)	This caption is comprised of the following:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
By type -
Banco Central de Reserva del Perú- BCRP (b)	6,332,527	7,736,322
Promotional credit lines (c)	1,595,405	1,453,397
Loans received from foreign entities (d)	322,947	427,278
Loans received from Peruvian entities	226,713	1,117
	8,477,592	9,618,114
Interest and commissions payable	45,257	42,763
	8,522,849	9,660,877
By term -
Short term	1,068,838	1,769,403
Long term	7,454,011	7,891,474
Total	8,522,849	9,660,877

(b)

As part of the exceptional measures implemented to mitigate the financial and economic impact generated by the Covid-19 pandemic, see Note 1(b), the BCRP issued a series of regulations related to the loans repurchase agreements. In this sense, during 2020, Interbank took part in the public auction of funds of the BCRP within the framework “Reactiva Peru” program, Note 1(b).

As of December 31, 2021 and 2020, it includes operations of loan reports represented by securities according to which Interbank receives a debt in local currency for approximately S/4,389,903,000 and S/5,887,938,000, respectively, and gives as guarantee, commercial and micro and small business loans; see Note 6(a).

11.	Bonds, notes and other obligations

(a)This caption is comprised of the following:

Issuance	Issuer	Annual interest rate	Interest payment	Maturity	Amount issued	31.12.2021	31.12.2020
					(000)	S/(000)	S/(000)
Local issuances
Subordinated bonds – first program
Eighth (A series)	Interbank	6.91%	Semi-annually	2022	S/ 137,900	137,900	137,900
Third (A series) (b)	Interbank	3.5% + VAC (*)	Semi-annually	2023	S/ 110,000	—	91,000
						137,900	228,900
Subordinated bonds – second program
Second (A series)	Interbank	5.81%	Semi-annually	2023	S/ 150,000	149,938	149,881
Third (A series)	Interbank	7.50%	Semi-annually	2023	US$50,000	199,175	180,819
						349,113	330,700
Subordinated bonds – third program
Third - single series	Interseguro	4.84%	Semi-annually	2030	US$25,000	99,675	90,525
First - single series	Interseguro	6.00%	Semi-annually	2029	US$20,000	79,663	72,420
Second - single series	Interseguro	4.34%	Semi-annually	2029	US$20,000	79,740	72,420
						259,078	235,365
Corporate bonds – second program
Fifth (A series)	Interbank	3.41% + VAC (*)	Semi-annually	2029	S/ 150,000	150,000	150,000
Total local issuances						896,091	944,965
International issuances
Subordinated bonds	Interbank	4.000%	Semi-annually	2030	US$300,000	1,188,394	1,078,493
Corporate bonds	Interbank	5.000%	Semi-annually	2026	S/ 312,000	311,401	311,282
Corporate bonds	Interbank	3.250%	Semi-annually	2026	US$400,000	1,584,288	1,436,818
Corporate bonds	Interbank	3.375%	Semi-annually	2023	US$484,895	1,912,330	1,714,707
Subordinated bonds	Interbank	6.625%	Semi-annually	2029	US$300,000	1,193,461	1,082,915
Senior bonds	IFS	4.125%	Semi-annually	2027	US$300,000	1,178,000	1,065,482
Total international issuances						7,367,874	6,689,697
Total local and international issuances						8,263,965	7,634,662
Interest payable						125,707	144,089
Total						8,389,672	7,778,751

(*)	The Spanish term “Valor de actualización constante” is referred to amounts in Soles indexed by inflation.

(b)	In Board’s Session held on July 13, 2021, Interbank agreed to redeem the entirety of these subordinated bonds, the rescue date being September 30, 2021.
(c)

The international issuances are listed at the Luxembourg Stock Exchange. On the other hand, the local and international issuances include standard clauses of compliance with financial ratios, the use of funds and other administrative matters.

As of December 31, 2021 and 2020, the international issuances are subject to the presentation of quarterly financial statements. In the opinion of Group Management and its legal advisers, this clause has been met by the Group as of December 31, 2021 and 2020.

12.	Insurance contract liabilities
(a)This caption is comprised of the following:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Technical reserves for insurance premiums (b)	11,735,995	12,298,075
Technical reserves for claims (c)	222,063	203,648
	11,958,058	12,501,723
By term -
Short term	949,512	1,035,915
Long term	11,008,546	11,465,808
Total	11,958,058	12,501,723

(b)The movement of technical reserves for insurance premiums (disclosed by type of insurance) as of December 31, 2021 and 2020, is as follows:
	31.12.2021						31.12.2020
	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total	Annuities	Retirement, disability and survival annuities	Life insurance	General insurance	SCTR	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Beginning of year balances	10,448,455	745,292	746,171	38,015	320,142	12,298,075	9,741,241	779,455	630,801	41,073	30,886	11,223,456
Insurance subscriptions	482,508	115	608	30,411	—	513,642	249,380	—	2,259	31,808	—	283,447
Acquisition of Mapfre portfolio (*)	—	—	—	—	—	—	—	—	—	—	292,499	292,499
Time passage adjustments	(1,351,602)	(126,955)	64,258	(28,112)	(60,112)	(1,502,523)	162,654	(34,163)	110,102	(35,167)	(3,326)	200,100
Maturities and recoveries	—	—	(15,577)	—	—	(15,577)	—	—	(50,654)	—	—	(50,654)
Foreign exchange	344,318	—	97,531	448	81	442,378	295,180	—	53,663	301	83	349,227
End of year balances	9,923,679	618,452	892,991	40,762	260,111	11,735,995	10,448,455	745,292	746,171	38,015	320,142	12,298,075

(*)

In December 2019, SBS authorized the transfer of risk insurance contracts from Complementary Insurance for High-risk Activities (“SCTR”, by its Spanish acronym), of Mapfre Peru Vida Compañía de Seguros y Reaseguros S.A. (henceforth "Mapfre", an unrelated entity), which entered into force on January 2, 2020. The assets received by said contracts were cash and financial debt instruments of a value equivalent to S/246,101,000; also recognized a liability for technical reserves of premiums for S/292,499,000, the difference amounting to S/46,398,000, was recorded in the caption "Intangibles and goodwill, net".

(c)	The main assumptions used in the estimation of retirement, disability and survival annuities and individual life reserves, are the following:

Type	Mortality table		Interest rates
	31.12.2021	31.12.2020	31.12.2021	31.12.2020
Annuities and Lifetime RPP	SPP-S-2017, SPP-I-2017		3.70% in US$	3.53% in US$
	with improvement factor for mortality		3.77% in S/ VAC 6.84% in adjusted S/	2.05% in S/ VAC 5.07% in adjusted S/
Retirement, disability and survival	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.77% in S/ VAC	2.05% in S/ VAC
SCTR insurance	SPP-S-2017, SPP-I-2017 with improvement factor for mortality		3.77% in S/ VAC	2.05% in S/ VAC
Individual life insurance contracts (included linked insurance contracts)	CSO 80 adjusted		4.00 - 5.00%	4.00 - 5.00%

The sensitivity of the estimates used by the Group to measure its insurance risks is represented primarily by life insurance risks; the main variables as of December 31, 2021 and 2020, are the interest rates and the mortality tables. The Group has assessed the changes of the reserves related to its most significant life insurance contracts included in the reserves of annuities, retirement, disability and survival of +/- 100 basis points (bps) in the interest rates and of +/- 500 basis points (bps) of the mortality factors, being the results as follows:

	31.12.2021			31.12.2020
		Variation in reserves			Variation in reserves
	Reserves	Amount	Percentage	Reserves	Amount	Percentage
Variables	S/(000)	S/(000)%		S/(000)	S/(000)%
Annuities -
Portfolio in S/ and US Dollars - basis amount
Changes in interest rate: + 100 bps	8,995,287	(928,392)	(9.37)	9,363,723	(1,084,732)	(10.38)
Changes in interest rate: - 100 bps	11,041,604	1,117,925	11.29	11,778,806	1,330,351	12.73
Changes in mortality table at 105%	9,823,769	(99,911)	(1.01)	10,333,990	(114,465)	(1.10)
Changes in mortality table at 95%	10,028,431	104,752	1.06	10,568,733	120,278	1.15
Retirements, disability and survival -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	557,818	(60,634)	(9.80)	660,001	(85,291)	(11.44)
Changes in interest rate: - 100 bps	691,971	73,519	11.89	851,384	106,092	14.23
Changes in mortality table at 105%	611,223	(7,229)	(1.17)	735,321	(9,971)	(1.34)
Changes in mortality table at 95%	626,020	7,568	1.22	755,775	10,483	1.41
SCTR insurance -
Portfolio in S/ – basis amount
Changes in interest rate: + 100 bps	228,991	(31,120)	(11.96)	274,323	(45,819)	(14.31)
Changes in interest rate: - 100 bps	299,712	39,601	15.22	380,684	60,542	18.91
Changes in mortality table at 105%	258,162	(1,948)	(0.75)	317,191	(2,951)	(0.92)
Changes in mortality table at 95%	262,143	2,032	0.78	323,233	3,091	0.97

13.	Equity
(a)	Capital stock and distribution of dividends -

IFS’s shares are listed on the Lima Stock Exchange and, since July 2019, they are also listed on the New York Stock Exchange. IFS’s shares have no nominal value and their issuance value was US$9.72 per share.

As of December 31, 2021 and 2020, IFS’s capital stock is represented by 115,447,705 subscribed and paid-in common shares.

The Shareholders’ Meeting of IFS held on November 24, 2021, agreed to distribute extraordinary dividends for approximately US$75,038,000 (equivalent to approximately S/301,757,000), equivalent to US$0.65 per share, which was paid on December 20, 2021.

The General Shareholders’ Meeting of IFS held on March 31, 2021, agreed to distribute dividends for the year 2020 for approximately US$88,891,000 (equivalent to approximately S/332,096,000), equivalent to US$0.77 per share, which was paid on May 6, 2021.

The General Shareholders’ Meeting of IFS held on April 7, 2020, agreed to distribute dividends for the year 2019 for approximately US$202,033,000 (equivalent to approximately S/698,228,000), equivalent to US$1.75 per share, which was paid on May 6, 2020.

(b)     Treasury stock -

As of December 31, 2021 and 2020, the Company and some Subsidiaries held 30,074 and 24,824 shares issued by IFS, respectively, with an acquisition cost equivalent to S/3,363,000 and S/2,769,000, respectively.

(c)  Capital surplus -

Corresponds to the difference between the nominal value of the shares issued and their public offerings price, which were performed in 2007 and 2019. Capital surplus is presented net of the expenses incurred and related to the issuance of such shares.

(d)	Shareholders’ equity for legal purposes (regulatory capital) -

IFS is not required to establish a regulatory capital for statutory purposes. As of December 31, 2021 and 2020, the regulatory capital required for Interbank, Interseguro and Inteligo Bank (a Subsidiary of Inteligo Group Corp.), is calculated based on the separate financial statement of each Subsidiary prepared following the accounting principles and practices stated by their regulators (the SBS or the Central Bank of the Bahamas, in the case of Inteligo Bank).

In Group Management’s opinion, its Subsidiaries have complied with the requirements set forth by the regulatory entities.

(e)	Reserves -

The Board of Directors of IFS session held on April 22, 2020, agreed to constitute reserves for S/500,000,000 charged to retained earnings.

14.	Tax situation
(a)

IFS and its Subsidiaries incorporated and domiciled in the Republic of Panama and the Commonwealth of the Bahamas, are not subject to any Income Tax, or any other taxes on capital gains, equity or property. The Subsidiaries incorporated and domiciled in Peru, are subject to the Peruvian Tax legislation; see paragraph (c).

Peruvian life insurance companies are exempt from Income Tax regarding the income derived from assets linked to technical reserves for pension insurance and annuities from the Private Pension Fund Administration System.

In Peru, all income from Peruvian sources obtained from the direct or indirect sale of shares of stock capital representing participation of legal persons domiciled in the country are subject to income tax. For that purpose, an indirect sale shall be considered to have occurred when shares of stock or ownership interests of a legal entity are sold and this legal entity is not domiciled in the country and, in turn, is the holder — whether directly or through other legal entity or entities —

of shares of stock or ownership interests of one or more legal entities domiciled in the country, provided that certain conditions established by law occur.

In this sense, the Act states that an assumption of indirect transfer of shares arises when in any of the 12 months prior to disposal, the market value of shares or participations of the legal person domiciled is equivalent to 50 percent or more of the market value of shares or participations of the legal person non-domiciled. Additionally, as a concurrent condition, it is established that in any 12 months period, shares or participations representing 10 percent or more of the capital of legal persons non-domiciled be disposed.

(b)

Legal entities or individuals not domiciled in Peru are subject to an additional tax (equivalent to 5 percent) on dividends received from entities domiciled in Peru. The corresponding tax is withheld by the entity that distributes the dividends. In this regard, since IFS controls the entities that distribute the dividends, it recognizes the amount of the additional Income Tax as expense of the financial year of the dividends.

(c)

IFS’s Subsidiaries incorporated in Peru are subject to the payment of Peruvian taxes; hence, they must calculate their tax expenses on the basis of their separate financial statements. The Income Tax rate as of December 31, 2021 and 2020, was 29.5 percent, over the taxable income.

(d)

The Tax Authority (henceforth “SUNAT”, by its Spanish acronym) is legally entitled to perform tax audit procedures for up to four years subsequent to the date at which the tax return regarding a taxable period must be filed.

As of December 31, 2021, the following taxable periods are subject to inspection by the Tax Authority:

- Interbank: Income Tax returns for the years 2016 to 2020, and Value-Added-Tax returns for the years 2016 to 2020.

-	Interseguro: Income Tax returns for the years 2015, 2017, 2018, 2019 and 2020, and Value-Added-Tax returns for the years 2015 to 2020.

- Seguros Sura: Income Tax returns for the years 2015 to 2018, and Value-Added-Tax returns for the years 2015 to 2018.

Given the possible interpretations that SUNAT may give to the legislation in effect, up to date it is not possible to determine whether or not any review to be conducted would result in liabilities for the Subsidiaries; any increased tax or surcharge that could arise from possible tax audits would be applied to the results of the period in which such tax increase or surcharge may be determined.

Following is the description of the main ongoing tax procedures for the Subsidiaries:

Interbank:

In April 2004, June 2006, February 2007, June 2007, November 2007, October 2008 and December 2010, Interbank received a number of Tax Determination and Tax Penalty notices corresponding mainly to the Income Tax determination for the fiscal years 2000 to 2006. As a result, claims and appeals were filed and subsequent contentious administrative proceedings were started.

Regarding the tax litigations followed by Interbank related to the annual Income Tax returns for the years 2000 to 2006, the most relevant matter subject to discrepancy with SUNAT corresponds to whether the “interest in suspense” are subject to Income Tax or not.

As of December 31, 2021, the tax liability requested for this concept and other minor contingencies amounts to approximately S/425,000,000, which includes the tax, fines and interest arrears, of which S/337,000,0000 corresponded to interest income in suspense and S/88,000,000 corresponded to other discrepancies (as of December 31, 2020, the tax liability requested for this concept and other minor contingencies amounts to approximately S/382,000,000, which includes the tax, fines and interest arrears, of which S/293,000,0000  corresponded to interest in suspense and S/89,000,000 corresponded to other repairs). From the tax and legal analysis performed, Interbank´s Management and its external legal advisers consider that there exists sufficient technical support for the prevailing of Interbank’s position; as consequence, no provision has been recorded for this contingency as of December 31, 2021 and 2020.

On February 3, 2017, SUNAT closed the audit process corresponding to the Income Tax for the year 2010. Interbank paid the debt under protest and filed a claim procedure. Subsequently, on November 6, 2018, SUNAT closed again the audit process corresponding to the Income Tax 2010, which had been reopened due to invalidity; Interbank filed a claim procedure and afterwards a tax appeal. Currently, the appeal is pending resolution by the Tax Court.

On January 14, 2019, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2013. To such date, the tax debt requested by SUNAT amounts to approximately S/50,000,000. The main concept observed was the deduction of loan write-offs without proof by the SBS. On January 25, 2021, the Tax Court notified the RTF No. 00088-1-2021, through which it confirmed, revoked and mandated the resettlement of the aforementioned concepts. On May 25, 2021, Interbank filed a complaint before the Judiciary against the RTF No. 00088-1-2021, which is in the process of resolution. As of December 31, 2021 and 2020, the tax debt requested for this concept and other minor contingencies amounts to approximately S/41,000,000 and S/40,000,000, respectively, which comprises the tax, penalties and moratorium interest.

On April 26, 2019, SUNAT notified about the commencement of the definitive audit process on Income Tax withholdings of non-domiciled entities corresponding to the year 2018. As of the date of this report, said audit is under process.

On September 11, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2014. As of the date of this report, said audit is under process.

On December 12, 2019, SUNAT notified Interbank about the beginning of the definitive audit process on Income Tax corresponding to the year 2015. As of the date of this report, said audit is under process.

On July 31, 2020, Interbank was notified of the Determination and Penalty Resolutions corresponding to the audit of the Income Tax for the fiscal year 2012. To date, the tax debt requested by SUNAT amounted to approximately S/13,000,000. On August 27, 2020, Interbank filed a complaint appeal which is pending resolution. In this regard, on April 21, 2021, Interbank was notified with the Intendancy Resolution No. 0150140015891 in which the aforementioned claim was declared founded in part; likewise, resolved to declare the nullity of the Determination Resolution and Fine. On May 10, 2021, Interbank filed the respective appeal against the aforementioned Resolution, which is pending resolution.

On February 12, 2021, Interbank was notified with a Resolution of Compliance related to the Income Tax and prepaid income tax of the year 2006 (related to litigations about interest in suspense). Through such Resolution, SUNAT increased the alleged tax debt from S/1,000,000 to S/35,000,000, because as a consequence of such Resolution of Compliance certain deductions previously recognized by SUNAT were unrecognized. Interbank´s Management and its legal advisors will appeal such Resolution before the Tax Court, and in its opinion, no additional liabilities for Interbank will result as consequence of this matter.

On November 26, 2021, SUNAT notified Interbank about Resolution of Determination No. 0120030121490, issued regarding the Income Tax on third-category taxable income, corresponding to the year 2014 without larger amounts, as well as Resolutions of Determination from No. 0120030121503 to No. 0120030121510 issued regarding the application of the additional rate of 4.1 percent of the Income Tax. On December 23, 2021, Interbank filed the corresponding Complaint.

On December 22, 2021, by letter 210011740110-01-SUNAT, SUNAT notified the Bank about the beginning of the definitive audit process on Income Tax corresponding to the year 2017. As of the date of this report, said audit is under process.

On December 28, 2021, SUNAT notified Interbank about Resolution of Determination No. 0120030123003, issued regarding the Income Tax on third-category taxable income, corresponding to the year 2015 without larger amounts, as well as Resolutions of Determination from No. 0120030122991 to No. 0120030123002 issued regarding advance payments of the Income Tax corresponding from January to December 2015; Resolutions of Fine No. 0120020036593 and No. 0120020036594 issued regarding the months of January and February 2015, due to the declaration of false figures or data, according to SUNAT; Resolutions from No. 0120030123004 to No. 0120030123008 issued regarding the application of the additional rate of 4.1 percent of the Income Tax. Within the deadline established by the Tax Code, Interbank is to file the corresponding Complaint.

In the opinion of Interbank´s Management and its legal advisors, any eventual additional tax settlement would not be significant for the financial statements as of December 31, 2021 and 2020.

Interseguro:

On January 4, 2019, Interseguro was notified through a Tax Determination notice about the partial audit of the Income Tax for non-domiciled entities for Sura corresponding to January 2015; see Note 2. The tax debt requested by SUNAT amounts to approximately S/19,000,000. On January 30, 2019, the Company filed an appeal against the Resolution of Determination claimed by SUNAT. Considering that this debt corresponds to a period prior to the acquisition of Sura by the Group and according to the conditions of the purchase and sale agreement of this entity, this debt, if confirmed after the legal actions that Management is to file, would be assumed by the sellers. On November 12, 2020, the Tax Court issued a favorable opinion to Interseguro, revoking the Determination Resolution issued by SUNAT. As of the date of this report, SUNAT has not appealed the pronouncement by the Tax Court. Therefore, Interseguro has terminated this contentious-administrative procedure claimed by SUNAT.

On May 03, 2021, SUNAT notified Interseguro about the beginning of the partial audit process of the Income Tax corresponding to the year 2017. On December 24, 2021, Interseguro was notified about the Resolution of Determination regarding the conclusion of the tax audit, which readjusts the loss and does not determine any amount to be paid nor any fine for Interseguro.

In the opinion of Management and its legal advisers, any eventual additional tax would not be significant for the financial statements as of December 31, 2021 and 2020.

(e)	IFS’s Subsidiaries recognize the period’s Income Tax expense using the best estimate of the tax rate. The table below presents the amounts reported in the interim consolidated statements of income:

	2021	2020
	S/(000)	S/(000)
Current – Expense	296,360	235,134
Deferred – Expense (income)	205,752	(308,067)
	502,112	(72,933)

15.	Interest income and expenses, and similar items
(a)	This caption is comprised of the following:

	2021	2020
	S/(000)	S/(000)
Interest income and similar items
Interest on loan portfolio	3,382,931	3,769,716
Impact from the modification of contractual cash flows due to the loan rescheduling schemes (*)	11,664	(134,376)
Interest on investments at fair value through other comprehensive income	928,660	769,718
Interest on investments at amortized cost	130,326	116,338
Dividends on financial instruments	101,736	103,294
Interest on due from banks and inter-bank funds	46,273	35,906
Other interest income and similar items	4,035	4,371
Total	4,605,625	4,664,967
Interest expense and similar items
Interest on bonds, notes and other obligations	(433,774)	(390,586)
Interest and fees on deposits and obligations	(334,212)	(522,357)
Interest and fees on obligations with financial institutions	(156,490)	(181,675)
Deposit insurance fund fees	(70,670)	(56,177)
Interest on lease payments	(14,004)	(15,288)
Other interest expense and similar items	(48,787)	(26,201)
Total	(1,057,937)	(1,192,284)
(*)

For rescheduled loans, Interbank recalculated the carrying amount of these financial assets as the present value of the modified contractual cash flows, discounted at the loan’s original effective interest rate. The impact of the recalculation as of December 31, 2020 amounted approximately to S/134,376,000 and it was recorded as an income reduction.

The amount recorded as of December 31, 2021 amounted to S/11,664,000 and corresponds to the recovery of the interest recorded for rescheduling loans.

16.	Fee income from financial services, net
(a)	This caption is comprised of the following:

	2021	2020
	S/(000)	S/(000)
Income
Accounts maintenance, carriage, transfers, and debit and credit card fees	562,542	474,822
Banking services fees	207,230	192,588
Funds management	184,703	151,356
Contingent loans fees	64,964	52,156
Collection services	52,955	41,124
Brokerage and custody services	8,457	6,858
Reactiva Peru Program fees (b)	23,722	—
Others	37,293	42,207
Total	1,141,866	961,111
Expenses
Credit cards	(128,580)	(105,772)
Credit life insurance premiums	(60,231)	(59,520)
Local banks fees	(36,836)	(15,828)
Foreign banks fees	(31,767)	(15,105)
Reactiva Peru Program fees (b)	(26,215)	—
Registry expenses	(3,009)	(8,151)
Brokerage and custody services	(824)	(630)
Others	(30,596)	(32,605)
Total	(318,058)	(237,611)
Net	823,808	723,500

(b)	Correspond to fees charged by Interbank for the disbursements made to its clients within the Reactiva Peru program, and paid to a Peruvian state entity.

17.	Other income and (expenses)
(a)	This caption is comprised of the following:

	2021	2020
	S/(000)	S/(000)
Other income
Income from investments in associates	33,378	9,068
Gain from sale of written-off-loans	11,848	12,962
Other technical income from insurance operations	8,115	11,547
Services rendered to third parties	6,836	7,843
Income from ATM rentals	4,944	3,971
Other income	24,377	16,726
Total other income	89,498	62,117
Other expenses
Sundry technical insurance expenses	(65,757)	(47,285)
Commissions from insurance activities	(37,920)	(28,390)
Provision for sundry risk	(14,872)	(4,918)
Donations	(4,991)	(5,509)
Expenses related to rental income	(4,026)	(1,993)
Other expenses	(81,944)	(55,952)
Total other expenses	(209,510)	(144,047)

18.	Net premiums earned

(a)   This caption is comprised of the following:

	Premiums assumed		Adjustment of technical reserves		Gross premiums (*)		Premiums ceded to reinsurers		Net premiums earned
	31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.12.2021	31.12.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities (**)	614,899	248,025	(296,767)	(56,021)	318,132	192,004	—	—	318,132	192,004
Group life	136,743	138,360	(2,198)	281	134,545	138,641	(4,779)	(4,890)	129,766	133,751
Individual life	182,032	139,105	(76,339)	(61,978)	105,693	77,127	(5,494)	(4,592)	100,199	72,535
Retirement (disability and survival)	8,418	9,347	(4,637)	11,912	3,781	21,259	(534)	(527)	3,247	20,732
Others	2	3	(13,089)	2,085	(13,087)	2,088	—	—	(13,087)	2,088
Total life insurance	942,094	534,840	(393,030)	(103,721)	549,064	431,119	(10,807)	(10,009)	538,257	421,110
Total general insurance	109,303	91,092	(2,235)	2,930	107,068	94,022	(58)	(151)	107,010	93,871
Total general	1,051,397	625,932	(395,265)	(100,791)	656,132	525,141	(10,865)	(10,160)	645,267	514,981

(*)	It includes the annual variation of technical reserves and unearned premiums.
(**)

The variation of the adjustment of technical reserves is due mainly to aging over time. During 2020, the Management performed a detail analysis on the nature of the product “Renta Particular Plus – Vitalicio”, for which a majority  of contracts (policies) had an important insurance component and it was determined to reclassify an amount of S/4,354,000 from “Interest and similar expenses” into the caption “Net premium earned” for S/2,531,000 and “Net claims incurred for life insurance and others” for S/6,885,000, according to IFRS 4.

(b)	The composition of the net claims and benefits incurred for life insurance contracts and others:

	Gross claims and benefits		Ceded claims and benefits		Net insurance claims and benefits
	31.12.2021	31.12.2020	31.12.2021	31.12.2020	31.12.2021	31.12.2020
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Life insurance
Annuities	(687,320)	(631,117)	—	—	(687,320)	(631,117)
Group life	(124,297)	(83,605)	11,296	4,868	(113,001)	(78,737)
Individual life	(36,936)	(17,495)	8,716	2,393	(28,220)	(15,102)
Retirement (disability and survival)	(52,598)	(41,076)	6,505	4,206	(46,093)	(36,870)
Others	(14,928)	(12,794)	11	(216)	(14,917)	(13,010)
General insurance	(27,805)	(19,214)	10	(1)	(27,795)	(19,215)
	(943,884)	(805,301)	26,538	11,250	(917,346)	(794,051)

19.	Earnings per share

The following table presents the calculation of the weighted average number of shares and the basic and diluted earnings per share, determined and calculated based on the earnings attributable to the Group:

	Outstanding shares	Shares considered in computation	Effective days in the year	Weighted average number of shares
	(in thousands)	(in thousands)		(in thousands)
Period 2020
Balance as of January 1, 2020	115,446	115,446	365	115,446
Sale of treasury stock	4	4	266	3
Purchase of treasury stock	(27)	(27)	30	(2)
Balance as of December 31, 2020	115,423	115,423		115,447
Net earnings attributable to IFS S/(000)				383,259
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				3.320
Period 2021
Balance as of January 1, 2021	115,423	115,423	365	115,423
Sale of treasury stock	1	1	267	1
Purchase of treasury stock	(6)	(6)	274	(5)
Balance as of December 31, 2021	115,418	115,418		115,419
Net earnings attributable to IFS S/(000)				1,790,155
Basic and diluted earnings per share attributable to IFS’s shareholders (Soles)				15.510

20.	Transactions with related parties and affiliated entities
(a)	The table below presents the main transactions with related parties and affiliated companies as of December 31, 2021 and 2020:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Assets
Instruments at fair value through profit or loss
Participations - Royalty Pharma	111,983	107,530
Others	113	107
	112,096	107,637
Investments at fair value through other comprehensive income
Corporate bonds - InRetail Shopping Malls S.A.	82,480	53,358
Corporate bonds - Colegios Peruanos S.A.	21,060	1,193
Shares - InRetail Perú Corp.	—	339,945
	103,540	394,496

Loans, net (b)	1,323,580	1,196,143
Accounts receivable from UTP (h)	82,129	79,504
Accounts receivable from Homecenters Peruanos S.A. (g)	42,699	40,128
Accounts receivable from Iberoamericana de Plásticos	—	10,962
Accounts receivable from derivative financial instruments	—	4,276
Accounts receivable from Colegios Peruanos S.A.	6,713	3,634
Other assets (f)	8,694	6,921
Liabilities
Deposits and obligations	964,334	849,906
Other liabilities	5,073	567
Off-balance sheet accounts
Indirect loans (b)	105,604	124,366

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Income (expenses)
Interest income and similar items	68,591	70,261
Interest expense and similar items	(3,065)	(7,264)
Valuation of financial derivative instruments	180	59
Rental income	30,873	18,609
Administrative expenses	(44,249)	(42,768)
Others, net	31,392	6,853

(b)	As of December 31, 2021 and 2020, the detail of loans is the following:

	31.12.2021			31.12.2020
	Direct Loans	Indirect Loans	Total	Direct Loans	Indirect Loans	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Affiliated	1,076,393	45,522	1,121,915	931,746	46,967	978,713
Associates	247,187	60,082	307,269	264,397	77,399	341,796
	1,323,580	105,604	1,429,184	1,196,143	124,366	1,320,509

(c)

As of December 31, 2021 and 2020, the directors, executives and employees of the Group have been involved in credit transactions with certain subsidiaries of the Group, as permitted by Peruvian law, which regulates and limits on certain transactions with employees, directors and executives of financial entities. As of December 31, 2021 and 2020, direct loans to employees, directors and executives amounted to S/212,967,000 and S/222,076,000, respectively; said loans are repaid monthly and bear interest at market rates. There are no loans to the Group’s directors and key personnel guaranteed with shares of any Subsidiary.

(d)	The Group’s key personnel basic remuneration for the years ended December 31, 2021 and 2020, is presented below:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Salaries	24,768	21,859
Board of Directors’ compensations	2,861	3,719
Total	27,629	25,578

(e)	As of December 31, 2020, the Group holds participations in different mutual funds managed by Interfondos that are classified as investment at fair value through profit or loss and amount to S/342,000.
(f)

During the year 2020, the Bank signed a framework contract to cede the use of commercial spaces for the installation of Money Market stores and/or ATMs in the facilities of Supermercados Peruanos S.A. for a period of 5 years. As of December 31, 2021 and 2020, the balance corresponds to a cash guarantee granted to Supermercados Peruanos S.A. for an amount of US$1,000,000.

(g)	Corresponds to a loan granted by Interseguro with maturity in 2046 that bears interest at market rates.
(h)	As of December 31, 2021 and 2020, corresponds to a financial lease for the construction of educational facilities in San Juan de Lurigancho and Ate Vitarte districts.
(i)

In Management’s opinion, transactions with related companies have been performed under market conditions and within the limits permitted by the SBS. Taxes generated by these transactions and the taxable base used for computing them are those customarily used in the industry and they are determined according to the tax rules in force.

21.	Business segments

The Chief Operating Decision Maker (“CODM”) of IFS is the Chief Executive Officer (“CEO”). The Group presents three operating segments based on products and services, as follows:

Banking -

Mainly loans, credit facilities, deposits and current accounts.

Insurance -

It provides annuities and conventional life insurance products, as well as other retail insurance products.

Wealth management -

It provides brokerage and investment management services. Inteligo serves mainly Peruvian citizens.

The operating segments monitor the operating results of their business units separately for the purpose of making decisions on the distribution of resources and performance assessment. Segment performance is evaluated based on operating profit or loss and it is measured consistently with operating profit or loss in the consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

The following table presents the Group’s financial information by business segments for the years ended December 31, 2021 and 2020:

	31.12.2021					31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Total income (*)
Third party	4,866,775	1,676,185	487,339	(49,914)	6,980,385	4,900,400	1,365,579	433,941	(19,738)	6,680,182
Inter-segment	(45,904)	—	(18,813)	64,717	—	(59,267)	—	(3,273)	62,540	—
Total income	4,820,871	1,676,185	468,526	14,803	6,980,385	4,841,133	1,365,579	430,668	42,802	6,680,182
Consolidated statement of income data
Interest income and similar items	3,636,810	802,961	154,328	11,526	4,605,625	3,836,413	654,975	163,414	10,165	4,664,967
Interest expense and similar items	(893,060)	(117,531)	(39,840)	(7,506)	(1,057,937)	(1,053,356)	(83,992)	(51,652)	(3,284)	(1,192,284)
Net interest income and similar items	2,743,750	685,430	114,488	4,020	3,547,688	2,783,057	570,983	111,762	6,881	3,472,683
Impairment loss on loans, net of recoveries	(379,034)	—	(2,543)	—	(381,577)	(2,393,923)	—	(21)	—	(2,393,944)
(Loss) recovery due to impairment of financial investments	(527)	33,198	(1,615)	(158)	30,898	170	(33,819)	745	—	(32,904)
Net interest income and similar items after impairment loss on loans	2,364,189	718,628	110,330	3,862	3,197,009	389,304	537,164	112,486	6,881	1,045,835
Fee income from financial services, net	677,461	(6,802)	196,959	(43,810)	823,808	619,842	(6,056)	163,968	(54,254)	723,500
Net gain on sale of financial investments	100,867	145,714	42,074	268	288,923	103,773	105,038	(23,428)	—	185,383
Other income	451,637	89,002	93,978	(17,898)	616,719	340,372	96,641	129,987	24,351	591,351
Total net premiums earned minus claims and benefits	—	(272,037)	—	(42)	(272,079)	—	(279,070)	—	—	(279,070)
Depreciation and amortization	(245,432)	(25,035)	(15,659)	5,754	(280,372)	(234,479)	(25,590)	(14,478)	5,797	(268,750)
Other expenses	(1,542,487)	(325,242)	(127,762)	13,094	(1,982,397)	(1,299,027)	(260,405)	(113,564)	31,086	(1,641,910)
Income (loss) before translation result and Income Tax	1,806,235	324,228	299,920	(38,772)	2,391,611	(80,215)	167,722	254,971	13,861	356,339
Translation result	7,241	(51,493)	(7,570)	(37,498)	(89,320)	(5,966)	(26,591)	(3,846)	(9,320)	(45,723)
Income Tax	(453,198)	—	(8,805)	(40,109)	(502,112)	80,509	—	(8,000)	424	72,933
Net profit (loss) for the year	1,360,278	272,735	283,545	(116,379)	1,800,179	(5,672)	141,131	243,125	4,965	383,549
Attributable to:
IFS’s shareholders	1,360,278	272,735	283,545	(126,403)	1,790,155	(5,672)	141,131	243,125	4,675	383,259
Non-controlling interest	—	—	—	10,024	10,024	—	—	—	290	290
	1,360,278	272,735	283,545	(116,379)	1,800,179	(5,672)	141,131	243,125	4,965	383,549

(*)	Corresponds to interest and similar income, other income and net premiums earned.

	31.12.2021
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	216,897	157,186	39,206	616	413,905
Total assets	68,584,019	15,254,493	5,722,539	392,858	89,953,909
Total liabilities	61,581,982	14,380,847	4,427,452	8,266	80,398,547

	31.12.2020
	Banking	Insurance	Wealth management	Holding and consolidation adjustments	Total consolidated
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Capital investments (*)	193,113	109,786	6,771	—	309,670
Total assets	68,038,621	15,311,267	4,308,618	577,523	88,236,029
Total liabilities	61,814,096	14,375,950	3,233,691	(141,657)	79,282,080

(*)	It includes the purchase of property, furniture and equipment, intangible assets and investment properties.

The distribution of the Group’s total income based on the location of the customer and its assets, for the year ended December 31, 2021, is S/6,568,484,000 in Peru and S/411,901,000 in Panama (for the year ended December 31, 2020, was S/6,307,987,000 in Peru and S/372,195,000 in Panama). The distribution of the Group’s total assets based on the location of the customer and its assets as of December 31, 2021 is S/84,391,264,000 in Peru and S/5,562,645,000 in Panama (for the year ended December 31, 2020, was S/84,096,653,000 in Peru and S/4,139,376,000 in Panama).

22.	Financial instruments classification

The financial assets and liabilities of the consolidated statement of financial position as of December 31, 2021 and 2020, are presented below:

	31.12.2021					31.12.2020
	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total	At fair value through profit or loss	Debt instruments measured at fair value through other comprehensive income	Equity instruments measured at fair value through other comprehensive income	Amortized cost	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial assets
Cash and due from banks	—	—	—	17,104,465	17,104,465	—	—	—	18,765,482	18,765,482
Inter-bank funds	—	—	—	30,002	30,002	—	—	—	18,105	18,105
Financial investments	2,706,271	17,921,275	623,718	3,296,030	24,547,294	2,042,777	18,153,492	1,373,548	2,707,298	24,277,115
Loans, net	—	—	—	43,005,583	43,005,583	—	—	—	40,519,423	40,519,423
Due from customers on acceptances	—	—	—	152,423	152,423	—	—	—	16,320	16,320
Other accounts receivable and other assets, net	793,361	—	—	629,472	1,422,833	395,249	—	—	658,140	1,053,389
	3,499,632	17,921,275	623,718	64,217,975	86,262,600	2,438,026	18,153,492	1,373,548	62,684,768	84,649,834
Financial liabilities
Deposits and obligations	—	—	—	48,897,944	48,897,944	—	—	—	47,149,275	47,149,275
Inter-bank funds	—	—	—	—	—	—	—	—	28,971	28,971
Due to banks and correspondents	—	—	—	8,522,849	8,522,849	—	—	—	9,660,877	9,660,877
Bonds, notes and other obligations	—	—	—	8,389,672	8,389,672	—	—	—	7,778,751	7,778,751
Due from customers on acceptances	—	—	—	152,423	152,423	—	—	—	16,320	16,320
Insurance contract liabilities	—	—	—	11,958,058	11,958,058	—	—	—	12,501,723	12,501,723
Other accounts payable, provisions and other liabilities	413,797	—	—	1,865,080	2,278,877	271,326	—	—	1,732,461	2,003,787
	413,797	—	—	79,786,026	80,199,823	271,326	—	—	78,868,378	79,139,704

23.	Financial risk management

It comprises the management of the main risks, that due to the nature of their operations, IFS and its Subsidiaries are exposed to; and correspond to: credit risk, market risk, liquidity risk, insurance risk and real estate risk.

In order to manage the risks detailed above, every Subsidiary of the Group has a specialized structure and organization in their management, measurement systems, as well as mitigation and coverage processes, according to specific regulatory needs and requirements for the development of its business. The Group and its Subsidiaries, mainly Interbank, Interseguro and Inteligo Bank, operate independently but in coordination with the general provisions issued by the Board of Directors and Management of IFS; however, the Board of Directors and Management of IFS are ultimately responsible for identifying and controlling risks. The Company has an Audit Committee comprised of three independent directors (pursuant to Rule 10A-3 of the Securities Exchange Act of the United States); and one of them is a financial expert according to the regulations of the New York Stock Exchange. The Audit Committee is appointed by the Board of Directors and its main purpose is to monitor and supervise the preparation processes of financial and accounting information, as well as the audits over the financial statements of IFS and its Subsidiaries. Also, the Company operates an Internal Audit Division in charge of the monitoring of the processes and controls deemed key to secure an adequate risk control under the standards defined by the Sarbanes-Oxley Act.

A full description of the Group’s financial risk management is presented in Note 30 “Financial risk management” of the Annual Consolidated Financial Statements; following is presented the financial information related to credit risk management for the loan portfolio, offsetting of financial assets and liabilities, and foreign exchange risk.

(a)	Credit risk management for loans -

Interbank’s loan portfolio is segmented into homogeneous groups that shared similar credit risk characteristics. These groups are: (i) Retail Banking (credit card, mortgage, payroll loan, consumer loan and vehicular loan), (ii) Small Business Banking (segments S1, S2 and S3), and (iii) Commercial Banking (corporate, institutional, companies and real estate). In addition, at Inteligo Bank, the internal model developed (scorecard) assigns 5 levels of credit risk classified as follows: low risk, medium low risk, medium risk, medium high risk, and high risk. These categories are described in Note 30.1(d) of the audited Annual Consolidated Financial Statements.

Because of the pandemic scenario as consequence of Covid-19 explained in Note 1(b), the SBS, through Official Multiple Letters No. 10997-2020, 11150-2020 and 11170-2020, authorized financial entities to grant credit facilities (rescheduling) to clients that meet certain requirements specified by the mentioned regulations. In application of said rule, Interbank determined three types of rescheduling:

-Unilateral: loans that Interbank reschedules proactively over part of the loan’s balance.

-Landing: loans rescheduled at the client’s request over part of the loan’s balance.

-Structural: loans rescheduled proactively by the Bank or at the client’s request and over the entire loan’s balance.

It should be noted that the new cash flows of the rescheduled loans did not generate substantial nor significant changes in the conditions initially contracted by the client; therefore, the adjustments in the conditions did not generate any substantial modification and, thus, neither a derecognition of the financial asset, see Note 30.1 (d.5) of the audited annual consolidated financial statements. On the other hand, with the purpose of reflecting in the statistical models the effect of said rescheduled loans in the calculation of the expected loss, it evaluated a series of expert judgments that comply with the regulating requirement as of December 31, 2021 and 2020.

(b)	Offsetting of financial assets and liabilities -

The information contained in the tables below includes financial assets and liabilities that:

-Are offset in the statement of financial position of the Group; or

-

Are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, regardless of whether they are offset in the interim consolidated statement of financial position or not.

Similar arrangements of the Group include derivatives clearing agreements. Financial instruments such as loans and deposits are not disclosed in the following tables since they are not offset in the interim consolidated statement of financial position.

The offsetting framework agreement issued by the International Swaps and Derivatives Association Inc. (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position, because of such agreements were created in order for both parties to have an enforceable offsetting right in cases of default, insolvency or bankruptcy of the Group or the counterparties or following other predetermined events. In addition, the Group and its counterparties do not intend to settle such instruments on a net basis or to realize the assets and settle the liabilities simultaneously.

The Group receives and delivers guarantees in the form of cash with respect to transactions with derivatives; see Note 4.

(b.1)	Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities and offset in the consolidated statement of financial position	Net amounts of financial assets presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees received	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2021
Derivatives, Note 8(b)	793,361	—	793,361	(279,024)	(174,790)	339,547
Total	793,361	—	793,361	(279,024)	(174,790)	339,547
As of December 31, 2020
Derivatives, Note 8(b)	395,249	—	395,249	(191,844)	(55,767)	147,638
Total	395,249	—	395,249	(191,844)	(55,767)	147,638

(b.2)	Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2021 and 2020, are presented below:

				Related amounts not offset in the consolidated statement of financial position
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets and offset in the consolidated statement of financial position	Net amounts of financial liabilities presented in the consolidated statement of financial position	Financial instruments (including non-cash guarantees)	Cash guarantees pledged	Net amount
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
As of December 31, 2021
Derivatives, Note 8(b)	413,797	—	413,797	(279,024)	(121,613)	13,160
Total	413,797	—	413,797	(279,024)	(121,613)	13,160
As of December 31, 2020
Derivatives, Note 8(b)	271,326	—	271,326	(191,844)	(70,559)	8,923
Total	271,326	—	271,326	(191,844)	(70,559)	8,923

(c)	Foreign exchange risk -

The Group is exposed to fluctuations in the exchange rates of the foreign currency prevailing in its financial position and cash flows. Management sets limits on the levels of exposure by currency and total daily and overnight positions, which are monitored daily. Most of the assets and liabilities in foreign currency are stated in US Dollars. Transactions in foreign currency are made at the exchange rates of free market.

As of December 31, 2021, the weighted average exchange rate of free market published by the SBS for transactions in US Dollars was S/3.975 per US$1 bid and S/3.998 per US$1 ask (S/3.618 and S/3.624 as of December 31, 2020, respectively). As of December 31, 2021, the exchange rate for the accounting of asset and liability accounts in foreign currency set by the SBS was S/3.987 per US$1 (S/3.621 as of December 31, 2020).

The table below presents the detail of the Group’s position:

	As of December 31, 2021				As of December 31, 2020
	US Dollars	Soles	Other currencies	Total	US Dollars	Soles	Other currencies	Total
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	10,415,166	6,062,879	626,420	17,104,465	7,232,836	10,959,492	573,154	18,765,482
Inter-bank funds	—	30,002	—	30,002	18,105	—	—	18,105
Financial investments	8,709,754	15,708,023	129,517	24,547,294	8,926,088	15,262,993	88,034	24,277,115
Loans, net	12,086,570	30,919,013	—	43,005,583	10,535,743	29,983,680	—	40,519,423
Due from customers on acceptances	152,423	—	—	152,423	16,320	—	—	16,320
Other accounts receivable and other assets, net	222,795	1,199,349	689	1,422,833	312,407	740,113	869	1,053,389
	31,586,708	53,919,266	756,626	86,262,600	27,041,499	56,946,278	662,057	84,649,834
Liabilities
Deposits and obligations	20,003,314	28,382,727	511,903	48,897,944	16,244,869	30,519,198	385,208	47,149,275
Inter-bank funds	—	—	—	—	28,971	—	—	28,971
Due to banks and correspondents	757,039	7,765,810	—	8,522,849	643,977	9,016,900	—	9,660,877
Bonds, notes and other obligations	7,616,634	773,038	—	8,389,672	6,887,363	891,388	—	7,778,751
Due from customers on acceptances	152,423	—	—	152,423	16,320	—	—	16,320
Insurance contract liabilities	5,241,284	6,716,774	—	11,958,058	4,905,233	7,596,490	—	12,501,723
Other accounts payable, provisions and other liabilities	523,281	1,753,975	1,621	2,278,877	530,180	1,440,976	32,631	2,003,787
	34,293,975	45,392,324	513,524	80,199,823	29,256,913	49,464,952	417,839	79,139,704
Forwards position, net	(378,778)	464,885	(86,107)	—	1,525,029	(1,369,873)	(155,156)	—
Currency swaps position, net	2,171,025	(2,171,025)	—	—	264,160	(264,160)	—	—
Cross currency swaps position, net	2,123,300	(2,123,300)	—	—	1,926,886	(1,926,886)	—	—
Options position, net	(3)	3	—	—	48	(48)	—	—
Monetary position, net	1,208,277	4,697,505	156,995	6,062,777	1,500,709	3,920,359	89,062	5,510,130

As of December 31, 2021, the Group granted indirect loans (contingent operations) in foreign currency for approximately US$651,240,000, equivalent to S/2,596,494,000 (US$634,242,000, equivalent to S/2,296,590,000 as of December 31, 2020).

24.	Fair value
(a)	Financial instruments measured at their fair value and fair value hierarchy -

The following table presents an analysis of the financial instruments that are measured at their fair value, including the level of hierarchy of fair value. The amounts are based on the balances presented in the consolidated statement of financial position:

	As of December 31, 2021				As of December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Financial investments
At fair value through profit or loss (*)	978,978	633,400	1,093,893	2,706,271	577,438	986,627	478,712	2,042,777
Debt instruments measured at fair value through other comprehensive income	11,194,459	6,435,328	—	17,629,787	10,247,432	7,654,920	—	17,902,352
Equity instruments measured at fair value through other comprehensive income	556,162	27,686	39,870	623,718	1,329,471	7,867	36,210	1,373,548
Derivatives receivable	—	793,361	—	793,361	—	395,249	—	395,249
	12,729,599	7,889,775	1,133,763	21,753,137	12,154,341	9,044,663	514,922	21,713,926
Accrued interest				291,488				251,140
Total financial assets				22,044,625				21,965,066
Financial liabilities
Derivatives payable	—	413,797	—	413,797	—	271,326	—	271,326

(*)	As of December 31, 2021 and 2020, correspond mainly to participations in mutual funds and investment funds.

Financial assets included in Level 1 are those measured on the basis of information that is available on the market, to the extent that their quoted prices reflect an active and liquid market and that are available in some centralized trading mechanism, trading agent, price supplier or regulatory entity. Financial instruments included in Level 2 are valued based on the market prices of other instruments with similar characteristics or with financial valuation models based on information of variables observable in the market (interest rate curves, price vectors, etc.). Financial assets included in Level 3 are valued by using assumptions and data that do not correspond to prices of operations traded on the market. The valuation requires Management to make certain assumptions about the model variables and data, including the forecast of cash flow, discount rate, credit risk and volatility.

During the year 2021, there were no transfers of financial instruments from level 3 to level 1 or level 2, nor from level 1 to level 2.

Starting in 2020, the Group performed changes in the determination of the estimates for the fair value of these investments considering the nature of themselves, as well as the underlying assets and the information to which it had access on the valuation date; concluding that the best valuation method for these investments is the use of the net asset value (“NAV”).

The table below includes a reconciliation of fair value measurement of financial instruments classified by the Group within Level 3 of the valuation hierarchy:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Initial balance as of January 1	514,922	487,352
Purchases	629,543	155,198
Sales	(237,870)	(272,711)
Gain recognized on the consolidated statement of income	227,168	145,083
Final balance	1,133,763	514,922

(b)	Financial instruments not measured at their fair value -

The table below presents the disclosure of the comparison between the carrying amounts and fair values of the Group’s financial instruments that are not measured at their fair value, presented by level of fair value hierarchy:

	As of December 31, 2021					As of December 31, 2020
	Level 1	Level 2	Level 3	Fair value	Book value	Level 1	Level 2	Level 3	Fair value	Book value
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)
Assets
Cash and due from banks	—	17,104,465	—	17,104,465	17,104,465	—	18,765,482	—	18,765,482	18,765,482
Inter-bank funds	—	30,002	—	30,002	30,002	—	18,105	—	18,105	18,105
Investments at amortized cost	3,181,392	—	—	3,181,392	3,296,030	2,988,539	—	—	2,988,539	2,707,298
Loans, net	—	41,851,188	—	41,851,188	43,005,583	—	40,809,701	—	40,809,701	40,519,423
Due from customers on acceptances	—	152,423	—	152,423	152,423	—	16,320	—	16,320	16,320
Other accounts receivable and other assets, net	—	629,472	—	629,472	629,472	—	658,140	—	658,140	658,140
Total	3,181,392	59,767,550	—	62,948,942	64,217,975	2,988,539	60,267,748	—	63,256,287	62,684,768
Liabilities
Deposits and obligations	—	48,914,408	—	48,914,408	48,897,944	—	47,146,077	—	47,146,077	47,149,275
Inter-bank funds	—	—	—	—	—	—	28,971	—	28,971	28,971
Due to banks and correspondents	—	8,274,484	—	8,274,484	8,522,849	—	9,686,361	—	9,686,361	9,660,877
Bonds, notes and other obligations	7,284,274	1,204,027	—	8,488,301	8,389,672	6,856,829	1,405,383	—	8,262,212	7,778,751
Due from customers on acceptances	—	152,423	—	152,423	152,423	—	16,320	—	16,320	16,320
Insurance contract liabilities	—	11,958,058	—	11,958,058	11,958,058	—	12,501,723	—	12,501,723	12,501,723
Other accounts payable and other liabilities	—	1,865,080	—	1,865,080	1,865,080	—	1,732,461	—	1,732,461	1,732,461
Total	7,284,274	72,368,480	—	79,652,754	79,786,026	6,856,829	72,517,296	—	79,374,125	78,868,378

The methodologies and assumptions used to determine fair values depend on the terms and risk characteristics of each financial instrument and they include the following:

(i)

Long-term fixed-rate and variable-rate loans are assessed by the Group based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer and the risk characteristics of the financed project. Based on this evaluation, allowances are taken into account for the estimated losses of these loans. As of December 31, 2021 and 2020, the book value of loans, net of allowances, was not significantly different from the calculated fair values.

(ii)

Instruments whose fair value approximates their book value: For financial assets and financial liabilities that are liquid or have short-term maturity (less than 3 months) it is assumed that the carrying amounts approximate to their fair values. This assumption is also applied to demand deposits, savings accounts without a specific maturity and variable-rate financial instruments.

(iii)

Fixed-rate financial instruments: The fair value of fixed-rate financial assets and financial liabilities at amortized cost is determined by comparing market interest rates when they were first recognized with current market rates related to similar financial instruments for their remaining term to maturity. The fair value of fixed interest rate deposits is based on discounted cash flows using market interest rates for financial instruments with similar credit risk and maturity. For quoted debt issued, the fair value is determined based on quoted market prices. When quotations are not available, a discounted cash flow model is used based on the yield curve of the appropriate interest rate for the remaining term to maturity.

25.	Fiduciary activities and management of funds

The Group provides custody, trustee, investment management and advisory services to third parties; therefore, the Group makes purchase and sale decisions in relation to a wide range of financial instruments. Assets that are held in trust are not included in the consolidated financial statements. These services give rise to the risk that the Group could eventually be held responsible of yielding of the assets under its management.

As of December 31, 2021 and 2020, the value of the managed off-balance sheet financial assets is as follows:

	31.12.2021	31.12.2020
	S/(000)	S/(000)
Investment funds	18,669,786	15,008,109
Mutual funds	4,310,914	5,980,724
Total	22,980,700	20,988,833